

HAGEMEYER

Filenr. 082-04865

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.


05008421

Naarden, 12 May 2005

**Re: Hagemeyer N.V.,
Filenr. 082-04865**

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,



Patricia Vonk

Enc.

Filenr. 082-04865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 7 April 2005

1. COMMERCIAL REGISTER

Date	Language	Change
04-05-2005	English and Dutch	Articles of Association

2. PRESS RELEASES

Date	Language	Subject
27-04-2005	English and Dutch	Hagemeyer AGM approves all agenda items
21-04-2005	English and Dutch	Hagemeyer Trading update: First Quarter 2005

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject
29-04-2005	English and Dutch	Articles of Association

082-04865


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

Rechtspersoon:

Rechtsvorm	:Naamloze vennootschap
Naam	:Hagemeyer N.V.
Statutaire zetel	:Amsterdam
Akte van oprichting	:17-06-1920
Akte laatste statuten-wijziging	:29-04-2005
Maatschappelijk kapitaal	:EUR 810.000.000,00
Geplaatst kapitaal	:EUR 619.429.250,40
Gestort kapitaal	:EUR 619.429.250,40

Onderneming:

Handelsna(a)m(en)	:Hagemeyer N.V.
Adres	:Rijksweg 69, 1411GE Naarden
Correspondentieadres	:Postbus 5111, 1410AC Naarden
Telefoonnummer	:035-6957611
Faxnummer	:035-6957703
Domeinnaam	:www.hagemeyer.com
E-mailadres	:info@hagemeyer.com
Datum vestiging	:15-06-1900
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en financieren van ondernemingen
Werkzame personen	:4

Bestuurder(s):

Naam	:Tiemstra, Jan Sjoerd Tjalling
Geboortedatum en -plaats	:16-11-1952, Nijmegen
Adres	:Konijnenlaan 40, 2243ET Wassenaar
Infunctietreding	:24-04-2003
Titel	:Lid van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Naam	:De Becker, Rudiger Walter Annie
Geboortedatum en -plaats	:02-09-1946, Brugge, België
Adres	:Beysterveld 31, 1083KA Amsterdam
Infunctietreding	:21-04-2004
Titel	:Voorzitter van de Raad van Bestuur

04-05-2005 Blad 00002 volgt.



Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Commissaris(sen):

Naam	:Bourigeaud, Bernard André Joseph ....
Geboortedatum en -plaats	:20-03-1944, Bordeaux ....
Adres	:40 Avenue Du Manoir, B-1410 Waterloo, België ..
Infunctietreding	:21-04-2004 ....
Naam	:Kalff, Peter Jan ....
Geboortedatum en -plaats	:12-05-1937, Amsterdam ....
Adres	:Schapendrift 70, 1261HR Blaricum ....
Infunctietreding	:27-04-1994 ....
Titel	:Voorzitter Raad van Commissarissen ....
Naam	:Eustace, Dudley Graham ....
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk ......
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ....
Infunctietreding	:19-04-1999 ....
Titel	:Vice-voorzitter Raad van Commissarissen ......
Naam	:de Raad, Mattheus Petrus Maria ....
Geboortedatum en -plaats	:07-01-1945, Gameren ....
Adres	:adres afgeschremd o.g.v., art. 32 Hrb. ....
Infunctietreding	:21-04-2004 ....

Gevolmachtigde(n):

Naam	:Bijl, Hein ....
Geboortedatum en -plaats	:13-04-1968, Amersfoort ....
Adres	:2e Bloemdwarsstraat 14, 1016LM Amsterdam .....
Infunctietreding	:29-01-2004 ....
Titel	:Algemeen procuratiehouder ....
Bevoegdheid	:Volledige volmacht ....
Aanvang (huidige) volmacht	:13-09-2004 ....

Alleen geldig indien door de kamer voorzien van een ondertekening.



KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Amersfoort, 04-05-2005

Voor uittreksel

F.M. Van Beusekom
teammanager handelsregister

082-04865



KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

English translation of an extract from the trade register of the Chamber of Commerce and Industries for Gooi- en Eemland

---

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:29-04-2005
Authorized capital	:EUR 810.000.000,00
Issued capital	:EUR 619.429.250,40
Paid up capital	:EUR 619.429.250,40

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Fax number	:035-6957703
Domain-name	:www.hagemeyer.com
E-mail address	:info@hagemeyer.com
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Employees	:4

Director(s):

Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Konijnenlaan 40, 2243ET Wassenaar
Date of entry into office	:24-04-2003
Title	:Lid van de Raad van Bestuur
Powers	:Solely/independently authorised

Name	:De Becker, Rudiger Walter Annie
Date and place of birth	:02-09-1946, Brugge, Belgium
Address	:Beysterveld 31, 1083KA Amsterdam


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Date of entry into office	:21-04-2004
Title	:Voorzitter van de Raad van Bestuur
Powers	:Solely/independently authorised

Supervisory director(s):

Name	:Bourigeaud, Bernard André Joseph
Date and place of birth	:20-03-1944, Bordeaux
Address	:40 Avenue Du Manoir, B-1410 Waterloo, Belgium
Date of entry into office	:21-04-2004
Name	:Kalff, Peter Jan
Date and place of birth	:12-05-1937, Amsterdam
Address	:Schapendrift 70, 1261HR Blaricum
Date of entry into office	:27-04-1994
Title	:Voorzitter Raad van Commissarissen
Name	:Eustace, Dudley Graham
Date and place of birth	:03-07-1936, Oxford, United Kingdom
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, United Kingdom
Date of entry into office	:19-04-1999
Title	:Vice-voorzitter Raad van Commissarissen
Name	:de Raad, Mattheus Petrus Maria
Date and place of birth	:07-01-1945, Gameren
Address	:adres afgeschremd o.g.v., art. 32 Hrb.
Date of entry into office	:21-04-2004

Authorized signatory(signatories):

Name	:Bijl, Hein
Date and place of birth	:13-04-1968, Amersfoort
Address	:2e Bloemdwarsstraat 14, 1016LM Amsterdam
Date of entry into office	:29-01-2004
Title	:Algemeen procuratiehouder
Powers	:Full power of attorney
Commencement (present) power of attorney	:13-09-2004

Issued by the chamber of commerce



KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Amersfoort, 04-05-2005

For extract

F.M. Van Beusekom
teammanager handelsregister

082-04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON (035) 6957611, FAX (035) 6944396

PERSBERICHT

Jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer stemt in met alle agendapunten

Hagemeyer maakt bekend dat de volgende besluiten zijn genomen tijdens haar jaarlijkse Algemene Vergadering van Aandeelhouders gehouden op 26 april 2005.

1. De jaarrekening 2004 en het reserverings- en dividendbeleid zijn vastgesteld. Over 2004 zal geen dividend worden uitgekeerd. Aan de leden van de Raad van Bestuur en Raad van Commissarissen is decharge over 2004 verleend. (Agendapunten 4-8)

2. Deloitte Accountants is benoemd als externe accountant belast met de controle van de jaarrekening 2005 van Hagemeyer. (Agendapunt 9)

3. De heren A. Baan en R. van Gelder zijn benoemd tot lid van de Raad van Commissarissen met ingang van 26 april 2005. (Agendapunt 10)

4. Het bezoldigingsbeleid voor de Raad van Bestuur is vastgesteld en de aandelen/ optieregelingen voor de leden van de Raad van Bestuur zijn goedgekeurd. (Agendapunt 11)

5. De Raad van Bestuur is voor een periode van 18 maanden, vanaf 26 april 2005, gemachtigd tot inkoop van eigen aandelen, en is aangewezen als het orgaan dat bevoegd is te besluiten tot uitgifte van aandelen en te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van aandelen. Deze bevoegdheid betreft ten hoogst 5% van het geplaatste kapitaal van de Vennootschap. (Agendapunten 12 en 13)

6. De voorstellen om de bezoldiging van de Raad van Commissarissen aan te passen en de statuten te wijzigen zijn goedgekeurd. (Agendapunten 14 en 15)

Naarden, 27 april 2005
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Emilie de Wolf 035 – 6957676
www.hagemeyer.com
press@hagemeyer.com

082-04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Hagemeyer Annual General Meeting of Shareholders approves all agenda items

Hagemeyer announces that the following resolutions have been taken at its Annual General Meeting of Shareholders held on April 26, 2005.

1. The 2004 Annual Accounts and the policy on additions to reserves and on dividends have been adopted. No dividend will be paid over 2004. The members of the Board of Management and Supervisory Board have been discharged of their responsibilities for 2004. (Agenda items 4-8)

2. Deloitte Accountants has been appointed as external auditor to audit the Annual Accounts 2005 of Hagemeyer. (Agenda item 9)

3. Mr. A. Baan and Mr. R. van Gelder have been appointed as new members of the Supervisory Board with effect from April 26, 2005. (Agenda item 10)

4. The Remuneration Policy for the Board of Management has been adopted and the share/option plan of the members of the Board of Management has been approved (Agenda item 11)

5. The Board of Management has been designated and authorised for a period of 18 months, as of April 26, 2005, as the body to cause the Company to acquire shares in its own capital and as the competent body to resolve an issuance of shares and to resolve restricting or excluding the pre-emptive right upon issuance of ordinary shares. This authorisation applies to a maximum of 5% of the issued capital of the Company. (Agenda items 12 and 13)

6. The proposals to amend the remuneration of the Supervisory Board and to amend the Articles of Association have been adopted. (Agenda items 14 and 15)

Naarden, April 27, 2005
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Emilie de Wolf +31 (0)35-6957676
www.hagemeyer.com
press@hagemeyer.com

082-04865

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

HAGEMEYER TRADING UPDATE: FIRST QUARTER 2005 *

Highlights

- **PPS organic sales growth 4.9% on a same number of working days basis**
- **Group organic sales growth, including Agencies/Consumer Electronics: 1.2%**
- **Net senior debt reduced as a result of the issue of subordinated convertible bonds of € 135 million**
- **Outlook 2005 and beyond remains unchanged**

Organic sales growth[1]

	Q1 2005	FY 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
On a same number of working days basis						
PPS	4.9%	3.2%	4.7%	3.5%	3.9%	0.2%
Not adjusted for working days						
PPS	1.9%	3.8%	5.2%	3.8%	4.9%	1.3%
Agencies/CE	(7.6%)	0.5%	(8.4%)	4.3%	8.6%	(1.0%)
Total Group	**1.2%**	**3.5%**	**4.0%**	**3.8%**	**5.2%**	**1.1%**

[1] Organic sales growth: sales growth, compared to the same period in the prior year and excluding the effect of foreign exchange rates and divestments and acquisitions

Rudi de Becker, CEO:
"All trends in our core PPS business remained positive in the first quarter. Although the timing of the Easter holidays had a softening effect on March sales, we saw sales growth in all our PPS regions. The rollout of our new logistics network in the UK is on schedule and is already having a positive effect on customer service. Following the appointment of the new CEO of Hagemeyer UK we have further strengthened the UK management team with the appointment of a number of new managers who bring with them a wealth of experience in electrical wholesale or in similar businesses. We remain confident that 2005 will be a year of further significant progress in all key areas of our business."

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

GROUP REVIEW

Net sales in € millions	**Q1 2005**	FY 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
PPS	1,175	4,989	1,282	1,278	1,236	1,192
Agencies/CE	79	438	115	107	115	102
Total	**1,254**	**5,427**	**1,397**	**1,385**	**1,351**	**1,294**
Net interest bearing debt [1]	535	476	476	669	639	593
of which:						
Subordinated convertible bonds	*285*	*150*	*150*	*150*	*150*	*150*
Net senior debt	*250*	*326*	*326*	*519*	*489*	*443*

[1] Total net interest bearing debt at the end of the reporting period

SALES DEVELOPMENT

In the first quarter of 2005, net sales for the Group were € 1,254 million (Q1 2004: € 1,294 million). Organic sales growth for the Group was 1.2% or € 15 million. Group sales were impacted by the negative development in the ACE business, where sales decreased by 7.6%.

Sales in the first quarter decreased by € 35 million due to the net effect of acquisitions and divestments. The effect of foreign exchange rate movements compared to the same period last year was € 20 million negative.

All of the PPS regions showed positive organic growth in the first quarter. Organic growth, not adjusted for working days, for the PPS business was 1.9%. On a same number of working days basis this growth was 4.9%.

ORGANISATIONAL UPDATE

During the first months of this year a number of new appointments were made within the Hagemeyer Group. Caroline Heesbeen, who is our new Group Director Human Resources, has joined us in April. The vacancy for a Group Director International Procurement will be filled by Bauke Zeinstra.

FINANCIAL POSITION

The Group's total net interest bearing debt increased from € 476 million at year end 2004 to € 535 million at March 31, 2005.

Apart from the impact of foreign exchange movements, the increase in net debt in Q1 2005 is mainly due to seasonal influences.

The net debt position per March 31, includes € 150 million subordinated convertible bonds issued on February 5, 2004 as well as subordinated convertible bonds of € 135 million (coupon 3.5%, conversion price € 2.83, maturity 2012) which were issued during the first quarter of this year. The net cash proceeds from the issue of these latter bonds have been used to pay down in full an existing senior term loan of approximately € 96 million with a spread of 500 basispoints over the interbank offered rate and approximately € 36 million of the multi-currency working capital facility with a spread of 300 basispoints over the interbank offered rate. Hagemeyer's unutilised senior loan facilities at March 31, 2005 were € 128 million.

OUTLOOK

The outlook for 2005 and beyond remains unchanged:

- Compared to 2004, we expect for 2005:
  - to further grow our sales, provided our markets do not deteriorate;
  - to achieve savings in operating costs that will at least offset inflationary and volume related cost-movements;
  - to improve our EBITA-margin as a percentage of sales;
  - to meet the financial covenants for the senior loan facilities as at December 31, 2005. We thereby expect net cash exceptional charges (as included in the interest cover definition) not to exceed € 40 million in 2005;
  - to further significantly reduce our net loss.
- For 2006 we expect a positive net result.
- We reiterate our 2007 Return on Invested Capital (ROIC) objective of approximately 9% for our PPS business. This is before exceptional items, including goodwill capitalised at the time of acquisition of the companies involved, excluding corporate expenses and assuming 3 to 5% annual organic sales growth.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

PROFESSIONAL PRODUCTS AND SERVICES (PPS)

Organic growth[1]	Q1 2005	FY 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
PPS Europe	**5.3%**	**3.3%**	**4.3%**	**2.9%**	**4.9%**	**0.9%**
PPS Germany	*1.8%*	*(7.9%)*	*(2.7%)*	*(10.0%)*	*(13.1%)*	*(6.2%)*
PPS UK	*1.3%*	*4.6%*	*2.4%*	*4.9%*	*9.4%*	*2.1%*
PPS Other Europe	*10.1%*	*9.3%*	*9.5%*	*9.6%*	*13.1%*	*4.8%*
PPS North America	**4.2%**	**3.7%**	**6.0%**	**5.9%**	**2.2%**	**1.0%**
PPS USA	*3.7%*	*4.6%*	*6.5%*	*8.2%*	*3.1%*	*0.6%*
PPS Asia-Pacific	**4.1%**	**1.4%**	**4.1%**	**2.4%**	**1.6%**	**(6.3%)**
PPS Total	**4.9%**	**3.2%**	**4.7%**	**3.5%**	**3.9%**	**0.2%**

[1] Organic growth on same number of working days basis. Currency effects have no impact

Net sales in the first quarter for the PPS activities were € 1,175 million (Q1 2004: € 1,192 million). Organic growth was 4.9% positive (€ 22 million) on a same number of working days basis (FY 2004: 3.2%).
The net effect of acquisitions and divestments, led to a decrease in the first quarter sales of € 21 million. Foreign exchange rate movements had a negative impact of € 18 million.

The development by region is as follows (all organic sales growth developments are on a same number of working days basis):

Europe
Organic growth for the first quarter was 5.3%.

Germany
In the first quarter of this year, sales in Germany increased by 1.8%, driven by continuing positive sales evolution in both the C&I and industrial segment. Q1 2005 marks the first full quarter in which Germany showed positive sales growth since Q1 2001.
Local sales initiatives and especially the strengthened sales organisation have played an important role in this achievement. However, market circumstances in construction and installation and the economy in general continue to be weak in Germany.

UK
Organic sales growth in Q1 was 1.3%.
The roll out of the regional distribution centres and the preparations for the closing of the national distribution centre (NDC) in Runcorn are creating some disruption in the organisation and had a dampening effect on sales growth.
We expect sales growth to accelerate again once the new logistics network is fully implemented. Stocks and deliveries to customers and branches are gradually being shifted from the NDC in Runcorn to the regional distribution centres. The roll out of the 10 regional distribution centres is on schedule and is expected to be fully completed by mid 2005. The Runcorn NDC will be closed by September 1, 2005.

Following the appointment of the new CEO of Hagemeyer UK we have considerably strengthened the UK management team with the appointment of a number of new managers in key roles. New Directors have been appointed for Operations, for Marketing/ Procurement and for IT. A new Managing Director for our WF subsidiary will start shortly. They all join us from first class companies and bring with them a wealth of experience in electrical wholesale or in similar businesses.
To further support and secure the UK turnaround, Alex Wouterse, Vice President Operational Support at head office, will assume the function of Interim CFO Hagemeyer UK. He is replacing Andy Forrester who will be leaving the company.

For 2005, ongoing sales growth, gross margin improvement and the first effects of a number of important cost reduction initiatives are expected to result in a further reduction of our operating loss compared to last year.

Other Europe
In Spain, where the main source of our business remains residential construction, sales in the first quarter increased by 7.7% (FY 2004: 5.0%).

The Nordics region has continued its double digit growth rate in Q1. Sales grew by 14.1% (FY 2004: 12.4%), mainly caused by strong growth in the telecommunication and utility segment of our business. Our China operations, which report into the Nordics, also had a strong first quarter.

North America
In the USA, Q1 organic growth was 3.7% (FY 2004: 4.6%). Sales were particularly supported by a strong growth in larger accounts in the industrial segment.

Asia-Pacific
Q1 sales growth in Asia-Pacific was 4.1% (FY 2004: 1.4%). In Australia, several new industrial contracts were won during the first quarter. The activities of Hagemeyer Asia Pacific Electronics (HAPE) in the region were sold per April, 1, 2005. Excluding HAPE, Q1 sales growth was 5.0%.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

AGENCIES/CONSUMER ELECTRONICS

Organic growth [1]	**Q1 2005**	FY 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Agencies/ Consumer Electronics	**(7.6%)**	0.5%	(8.4%)	4.3%	8.6%	(1.0%)

[1] Organic growth not adjusted for number of working days. Currency effects have no impact

Sales of the Agencies/Consumer Electronics business in the first quarter were € 79 million (Q1 2004: € 102 million). Foreign exchange rate movements had a negative impact on sales of € 2 million. The net effect of acquisitions and divestments (mainly GPX) had a negative effect of € 14 million on sales in the first quarter.

Organic growth was € 7 million negative or a decline of 7.6%, a slightly smaller decline than in Q4 2004.

Sales in the Agencies/Consumer Electronics business started to decrease in the last quarter of last year, mainly due to volume and price deterioration in our consumer electronics activities in the Netherlands. We did not see any pick-up in this market in the seasonally slower first quarter of the year yet.
Our Agencies businesses in the Asia-Pacific region continued to grow their sales.

Naarden, April 21, 2005
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Emilie de Wolf +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

This press release contains forward looking statements, which are based upon numerous assumptions, including business, economic and other market conditions. Many of these assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Such assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently, no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions.

Not for release, distribution or publication into or in the United States, Australia, Canada, or Japan.

Annex

Organic growth - not adjusted for number of working days

	Q1 2005	FY 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
PPS Europe	1.7%	4.3%	5.8%	3.3%	6.6%	1.6%
PPS Germany	*(1.4%)*	*(6.5%)*	*0.4%*	*(8.6%)*	*(10.1%)*	*(7.7%)*
PPS UK	*(3.4%)*	*5.1%*	*2.4%*	*4.9%*	*9.4%*	*3.8%*
PPS Other Europe	*7.1%*	*10.6%*	*11.1%*	*9.7%*	*14.9%*	*6.3%*
PPS North America	4.0%	3.7%	4.5%	6.1%	1.8%	2.5%
PPS USA	*3.7%*	*4.6%*	*4.8%*	*8.2%*	*3.1%*	*2.2%*
PPS Asia-Pacific	(2.6%)	0.4%	2.7%	1.4%	1.9%	(4.4%)
PPS Total	**1.9%**	**3.8%**	**5.2%**	**3.8%**	**4.9%**	**1.3%**
Agencies/CE	(7.6%)	0.5%	(8.4%)	4.3%	8.6%	(1.0%)
Group Total	**1.2%**	**3.5%**	**4.0%**	**3.8%**	**5.2%**	**1.1%**

Currency effects have no impact

082-04865

Niet voor publicatie en verspreiding in de Verenigde Staten, Australië, Canada of Japan



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PERSBERICHT

HAGEMEYER TRADING UPDATE: EERSTE KWARTAAL 2005 *

Hoofdpunten

- **Autonome omzetgroei PPS: 4,9% op basis van een gelijk aantal werkdagen**
- **Autonome omzetgroei voor de Groep, inclusief Agencies/Consumer Electronics: 1,2%**
- **Netto senior schuld teruggebracht als gevolg van de uitgifte van € 135 miljoen aan achtergestelde converteerbare obligaties**
- **Vooruitzichten voor 2005 en daarna blijven onveranderd**

Autonome omzetgroei [1]

	Kw1 2005	2004	Kw4 2004	Kw3 2004	Kw2 2004	Kw1 2004
Op basis van een gelijk aantal werkdagen						
PPS	4,9%	3,2%	4,7%	3,5%	3,9%	0,2%
Niet aangepast voor het aantal werkdagen						
PPS	1,9%	3,8%	5,2%	3,8%	4,9%	1,3%
Agencies/CE	(7,6%)	0,5%	(8,4%)	4,3%	8,6%	(1,0%)
Totale Groep	**1,2%**	**3,5%**	**4,0%**	**3,8%**	**5,2%**	**1,1%**

[1] Autonome omzetgroei, ten opzichte van dezelfde periode van vorig jaar en exclusief het effect van wisselkoersen en desinvesteringen en acquisities

Rudi de Becker, CEO:
"Alle trends in onze kernactiviteit PPS bleven positief in het eerste kwartaal. Hoewel het tijdstip waarop Pasen viel een dempend effect had op de omzet van maart, was in al onze PPS regio's sprake van omzetgroei. De implementatie van ons nieuwe logistieke netwerk in het Verenigd Koninkrijk ligt op schema en heeft al een positief effect op onze service. Na de benoeming van de nieuwe CEO voor Hagemeyer UK, hebben wij het managementteam in het Verenigd Koninkrijk verder versterkt door de benoeming van een aantal nieuwe managers, met een schat aan ervaring bij elektrotechnische groothandels of vergelijkbare ondernemingen. Wij blijven erop vertrouwen dat in 2005 aanzienlijke voortgang geboekt zal worden op alle voor onze business belangrijke gebieden."

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GROEPS OVERZICHT

Netto omzet x € miljoen	**Kw1 2005**	2004	Kw4 2004	Kw3 2004	Kw2 2004	Kw1 2004
PPS	1.175	4.989	1.282	1.278	1.236	1.192
Agencies/CE	79	438	115	107	115	102
Totaal	**1.254**	**5.427**	**1.397**	**1.385**	**1.351**	**1.294**
Netto rentedragende schuld [1]	535	476	476	669	639	593
Waarvan:						
Achtergestelde converteerbare obligaties	*285*	*150*	*150*	*150*	*150*	*150*
Netto senior schuld	*250*	*326*	*326*	*519*	*489*	*443*

[1] Totale netto rentedragende schuld per einde van de rapportageperiode

OMZETONTWIKKELING

De netto omzet over het eerste kwartaal van 2005 bedroeg € 1.254 miljoen (1e kwartaal 2004: € 1.294 miljoen). De autonome omzetgroei voor de Groep was 1,2% of € 15 miljoen. De omzet van de Groep werd beïnvloed door de negatieve ontwikkeling in de ACE activiteiten, waar de omzet met 7,6% daalde.

Als gevolg van het netto effect van acquisities en desinvesteringen nam de omzet in het eerste kwartaal met € 35 miljoen af. Wisselkoersmutaties hadden een effect van € 20 miljoen negatief ten opzichte van dezelfde periode van het vorig jaar.

In alle PPS regio's was in het eerste kwartaal sprake van positieve autonome omzetgroei. Niet aangepast voor het aantal werkdagen bedroeg de autonome omzetgroei voor de PPS activiteiten 1,9%. Op basis van een gelijk aantal werkdagen was deze autonome groei 4,9%.

UPDATE ORGANISATIE STRUCTUUR

Gedurende de eerste maanden van dit jaar was sprake van een aantal nieuwe benoemingen binnen de Hagemeyer Groep. Caroline Heesbeen, onze nieuwe Group Director Human Resources, startte haar werkzaamheden in april. In de vacature voor een Group Director International Procurement zal door Bauke Zeinstra worden voorzien.

FINANCIELE POSITIE

De totale netto rentedragende schuld nam toe van € 476 miljoen ultimo 2004 tot € 535 miljoen per 31 maart 2005.

Los van de invloed van wisselkoersmutaties, is de toename van de netto schuld in het eerste kwartaal voornamelijk toe te schrijven aan seizoensinvloeden.

In de netto schuldpositie per 31 maart 2005 zijn € 150 miljoen aan achtergestelde converteerbare obligaties opgenomen, uitgegeven per 5 februari 2004 en € 135 miljoen aan achtergestelde converteerbare obligaties (coupon van 3,5%, conversieprijs € 2,83, looptijd tot 2012) die in het eerste kwartaal van dit jaar werden uitgeven. De netto opbrengst in contanten van de uitgifte van deze laatste obligaties is aangewend voor de volledige aflossing van een bestaande senior middellange lening van circa € 96 miljoen met een opslag van 500 basispunten op het interbancaire tarief en circa € 36 miljoen van de multi-currency werkkapitaalfaciliteit met een opslag van 300 basispunten op het interbancaire tarief. De nietgebruikte senior leningfaciliteiten van Hagemeyer bedroegen per 31 maart 2005 € 128 miljoen.

VOORUITZICHTEN

De vooruitzichten voor 2005 en daarna blijven onveranderd:

- Ten opzichte van 2004 verwachten wij voor 2005:
  - Een verdere toename van de omzet, mits onze markten niet verslechteren;
  - Besparingen in de operationele lasten te realiseren die tenminste de inflatoire en volume-gerelateerde kostenmutaties zullen compenseren;
  - Een verbetering van onze EBITA-marge als percentage van de omzet;
  - Te voldoen aan de financiële convenanten per 31 december 2005 ten aanzien van de senior lening-faciliteiten. Wij gaan er daarbij van uit dat de netto cash betaalde bijzondere posten (zoals opgenomen in de definitie van de interest cover) in 2005 de € 40 miljoen niet te boven zullen gaan;
  - Een aanzienlijke verdere daling van ons netto verlies.
- Voor 2006 verwachten wij een positief netto resultaat.
- Wij herhalen onze Return on Invested Capital (ROIC) doelstelling voor 2007 van circa 9% voor onze PPS activiteiten. Dit is vóór bijzondere posten, inclusief op het moment van acquisitie van de betrokken ondernemingen geactiveerde goodwill, exclusief hoofdkantoorkosten en uitgaande van een jaarlijkse autonome omzetgroei van 3 tot 5%.

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PROFESSIONAL PRODUCTS EN SERVICES (PPS)

Autonome groei[1]	Kw1 2005	2004	Kw4 2004	Kw3 2004	Kw2 2004	Kw1 2004
PPS Europa	**5,3%**	**3,3%**	**4,3%**	**2,9%**	**4,9%**	**0,9%**
PPS Duitsland	*1,8%*	*(7,9%)*	*(2,7%)*	*(10,0%)*	*(13,1%)*	*(6,2%)*
PPS VK	*1,3%*	*4,6%*	*2,4%*	*4,9%*	*9,4%*	*2,1%*
PPS Overig Europa	*10,1%*	*9,3%*	*9,5%*	*9,6%*	*13,1%*	*4,8%*
PPS Noord-Amerika	**4,2%**	**3,7%**	**6,0%**	**5,9%**	**2,2%**	**1,0%**
PPS USA	*3,7%*	*4,6%*	*6,5%*	*8,2%*	*3,1%*	*0,6%*
PPS Azië-Pacific	**4,1%**	**1,4%**	**4,1%**	**2,4%**	**1,6%**	**(6,3%)**
PPS Totaal	**4,9%**	**3,2%**	**4,7%**	**3,5%**	**3,9%**	**0,2%**

[1] Autonome groei op basis van een gelijk aantal werkdagen. Wisselkoersmutaties hebben geen invloed.

De netto omzet voor de PPS activiteiten bedroeg in het eerste kwartaal € 1.175 miljoen (1e kwartaal 2004: € 1.192 miljoen). De autonome omzetgroei op basis van een gelijk aantal werkdagen was 4,9% positief of € 22 miljoen (geheel 2004: 3,2%).
Als gevolg van het netto effect van acquisities en desinvesteringen nam de omzet over het eerste kwartaal af met € 21 miljoen. Wisselkoersmutaties hadden een negatief effect van € 18 miljoen.

Per regio waren de ontwikkelingen als volgt (alle hieronder gemelde cijfers ten aanzien van de omzetontwikkeling geven de autonome groei op basis van een gelijk aantal werkdagen weer):

Europa

De autonome omzetgroei over het eerste kwartaal bedroeg 5,3%.

Duitsland

In het eerste kwartaal van dit jaar steeg de omzet in Duitsland met 1,8%, als gevolg van een voortdurende positieve omzetontwikkeling in zowel het C&I als in het industriële marktsegment. Het eerste kwartaal 2005 is het eerste volledige kwartaal sinds het eerste kwartaal 2001 waarin Duitsland een positieve autonome omzetgroei realiseerde. Lokale verkoopinitiatieven en met name de versterking van de verkooporganisatie hebben hierbij een belangrijke rol gespeeld. De marktomstandigheden in de constructie en installatie markt en de economie in het algemeen in Duitsland blijven echter zwak.

Verenigd Koninkrijk

De autonome omzetgroei in het eerste kwartaal bedroeg 1,3%. Het uitrollen van de regionale distributiecentra en de voorbereiding voor de sluiting van het nationale distributiecentrum (NDC) in Runcorn hebben enige verstoring van de organisatie tot gevolg en hadden een dempend effect op de omzetgroei. Wij verwachten dat de omzetgroei weer zal toenemen zodra de nieuwe logistieke structuur volledig is geïmplementeerd. Voorraden en belevering van klanten en vestigingen worden geleidelijk aan verplaatst van het NDC in Runcorn naar de regionale distributiecentra. Het uitrollen van de 10 regionale distributie centra ligt op schema en zal naar verwachting medio 2005 afgerond zijn. Het NDC in Runcorn zal per 1 september 2005 gesloten worden.

Na de benoeming van de nieuwe CEO van Hagemeyer UK hebben wij het managementteam in het Verenigd Koninkrijk aanzienlijk versterkt door de benoeming van een aantal nieuwe managers op sleutelposities. Nieuwe managers werden aangetrokken voor Operations, voor Marketing/Procurement en voor IT. Een nieuwe Managing Director voor onze dochteronderneming WF zal binnenkort beginnen. Al deze mensen zijn afkomstig van eersteklas ondernemingen en hebben grote ervaring in de elektrotechnische groothandel of in vergelijkbare ondernemingen. Om de turnaround van het Verenigd Koninkrijk verder te ondersteunen en veilig te stellen, zal Alex Wouterse, Vice-President Operational Support op het hoofdkantoor, tijdelijk de functie van CFO Hagemeyer UK gaan vervullen. Hij vervangt Andy Forrester die de onderneming verlaat.

Voortgaande omzetgroei, verbetering van de brutomarge en de eerste resultaten van een aantal belangrijke initiatieven tot kostenverlaging zullen naar verwachting leiden tot een verdere afname van het operationele verlies in 2005 ten opzichte van het vorige jaar.

Overig Europa
In Spanje, waar woningbouw de belangrijkste bron van onze activiteiten is, nam de omzet in het eerste kwartaal met 7,7% toe (geheel 2004: 5,0%).

De regio Nordics heeft de groeipercentages van meer dan 10% in het eerste kwartaal voortgezet. De omzet nam toe met 14,1% (geheel 2004: 12,4%), voornamelijk als gevolg van sterke groei van verkopen aan telecom- en nutsbedrijven. Onze activiteiten in China, die aan de regio Nordics rapporteren, hadden ook een sterk eerste kwartaal.

Noord-Amerika
In de USA, was sprake van 3,7% autonome omzetgroei over het eerste kwartaal (geheel 2004: 4,6%). De omzetgroei werd specifiek gesteund door een sterke groei van verkopen aan grotere klanten in het industriële segment.

Azië-Pacific
De autonome omzetgroei over het eerste kwartaal in Azië-Pacific bedroeg 4,1% (geheel 2004: 1,4%). In Australië werden in het eerste kwartaal een aantal nieuwe industriële contracten binnengehaald. De activiteiten van Hagemeyer Asia Pacific Electronics (HAPE) in deze regio werden per 1 april 2005 verkocht. Exclusief HAPE bedroeg de autonome omzetgroei in het eerste kwartaal 5,0%.

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AGENCIES/CONSUMER ELECTRONICS

Autonome groei [1]	**Kw1 2005**	2004	Kw4 2004	Kw3 2004	Kw2 2004	Kw1 2004
Agencies/ Consumer Electronics	**(7,6%)**	0,5%	(8,4%)	4,3%	8,6%	(1,0%)

[1] Autonome groei niet aangepast voor het aantal werkdagen . Wisselkoersmutaties hebben geen invloed

De omzet van de Agencies/Consumer Electronics activiteiten over het eerste kwartaal bedroeg € 79 miljoen (1e kwartaal 2004: € 102 miljoen). Wisselkoersmutaties hadden een negatief effect op de omzet van € 2 miljoen. Het netto effect van acquisities en desinvesteringen (voornamelijk GPX) had een negatief effect van € 14 miljoen op de omzet over het eerste kwartaal.

De autonome omzetgroei was € 7 miljoen negatief, of een afname van 7,6%, een iets geringere daling dan in het vierde kwartaal van 2004.

De omzet van de Agencies/Consumer Electronics activiteiten begon in het vierde kwartaal van vorig jaar te dalen voornamelijk als gevolg van lagere verkopen en prijserosie bij onze consumentenelektronica-activiteiten in Nederland. Wij hebben in het seizoensmatig mindere eerste kwartaal van het jaar nog geen verbetering in deze markt gezien.
Bij onze Agencies activiteiten in de regio Azië-Pacific bleef de omzet groeien.

Naarden, 21 april, 2005
HAGEMEYER N.V.
Board of Management

Noot voor de redactie:

Voor nadere informatie: Emilie de Wolf 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder begrepen zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses.

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Bijlage

Autonome groei – niet aangepast voor aantal werkdagen

	Kw1 2005	2004	Kw4 2004	Kw3 2004	Kw2 2004	Kw1 2004
PPS Europa	1,7%	4,3%	5,8%	3,3%	6,6%	1,6%
PPS Duitsland	*(1,4%)*	*(6,5%)*	*0,4%*	*(8,6%)*	*(10,1%)*	*(7,7%)*
PPS VK	*(3,4%)*	*5,1%*	*2,4%*	*4,9%*	*9,4%*	*3,8%*
PPS Overig Europa	*7,1%*	*10,6%*	*11,1%*	*9,7%*	*14,9%*	*6,3%*
PPS Noord-Amerika	4,0%	3,7%	4,5%	6,1%	1,8%	2,5%
PPS USA	*3,7%*	*4,6%*	*4,8%*	*8,2%*	*3,1%*	*2,2%*
PPS Azië-Pacific	(2,6%)	0,4%	2,7%	1,4%	1,9%	(4,4%)
PPS Totaal	**1,9%**	**3,8%**	**5,2%**	**3,8%**	**4,9%**	**1,3%**
Agencies/CE	(7,6%)	0,5%	(8,4%)	4,3%	8,6%	(1,0%)
Group Totaal	**1,2%**	**3,5%**	**4,0%**	**3,8%**	**5,2%**	**1,1%**

Wisselkoersmutaties hebben geen invloed

082-04865

Stibbe

ARTICLES OF ASSOCIATION OF MC/6002291/270969.dle

HAGEMEYER N.V.

(informal translation)

having its seat in Amsterdam, as they read after the deed of amendment to the articles of association executed on 29 April 2005 before P.J. Dortmond, civil-law notary in Amsterdam, in respect of which amendment the Minister of Justice has advised on 28 April 2005 under number N.V. 23530 that no objections have become apparent.

CHAPTER 1

Definitions.

Article 1.

In these articles of association the following terms shall have the following meanings:

a. the general meeting: the corporate body formed by shareholders with voting rights and other persons entitled to vote;

b. the general meeting of shareholders: the actual meeting of shareholders and other persons entitled to attend the general meetings;

c. depositary receipts: depositary receipts for shares in the company.
Unless the contrary is evident, depositary receipts not issued with the cooperation of the company are included therein;

d. distributable part of the shareholders' equity: that part of the shareholders' equity which exceeds the paid-up and called-up capital plus the reserves which must be maintained by law;

e. accountant: a '*registeraccountant*' or other accountant referred to in section 393, Book 2 of the Dutch Civil Code or an organisation in which such accountants practice;

f. the annual meeting: the general meeting of shareholders convened to consider the annual accounts and annual report;

g. subsidiary:

- a legal entity in respect of which the company or one or more of its subsidiaries, whether or not pursuant to an agreement with other persons holding voting rights, are able, solely or jointly, to exercise more than half of the voting rights in the gen-

eral meeting of members or shareholders of that legal entity;

- a legal entity of which the company or one or more of its subsidiaries are members or shareholders and, whether or not pursuant to an agreement with other persons holding voting rights, are able, solely or jointly, to appoint or dismiss more than half of the members of the Management Board or of the Supervisory Board, also if all those entitled to vote take part in the voting;

all this subject to the provision of subsections 3 and 4 of section 24a of Book 2 of the Dutch Civil Code;

A company operating under its own name, for the debts of which the company or one more subsidiaries is fully liable as a partner towards its creditors, shall be treated as a subsidiary:

h. group company: a legal entity or company within the meaning of section 24b of Book 2 of the Dutch Civil Code which is united with the company in one group;

i. Official Price List: the Official Price List of the public company Euronext Amsterdam N.V. or an official publication replacing it;

j. Listing and Issuing Rules (*Fondsenreglement*): the Rules relating to Listing and Issuing Securities of the stock exchange of the public company Euronext Amsterdam N.V.;

k. Necigef: *Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.*: the central securities depository (*centraal instituut*) as referred to in the Securities Giro Transfer Act (*Wet giraal effectenverkeer)* (Euroclear Netherlands);

l. Necigef-beneficiary: in respect of shares, a participant (*deelgenoot*) in the collective deposit (*verzameldepot*) of shares of a Necigef-participant, all within the meaning of the Securities Giro Transfer Act;

m. Necigef-participant: an institution which is an associated institution (*aangesloten instelling*) within the meaning of the Securities Giro Transfer Act;

n. Necigef Global Certificate: the one single share certificate representing all bearer shares in issue from time to time referred to in article 4, paragraph 2, of these articles of association.

CHAPTER II

Name, seat, object.

Article 2.

1. The name of the company is Hagemeyer N.V.
2. The company has its official seat in Amsterdam.
3. The objects of the company are to participate in, control, manage and finance enterprises and companies, to provide security for the debts of subsidiaries and to do all that is connected therewith or may be conducive thereto.

CHAPTER III

Capital and shares. Register.

Article 3. Authorized capital.

1. The authorized capital amounts to eight hundred and ten million euros (EUR 810,000,000).
2. It is divided into six hundred and seventy-five million (675,000,000) shares with a nominal value of one euro twenty eurocents (EUR 1.20) each.
3. The shares may, at the option of the shareholder, be registered shares or bearer shares.

Article 4. Bearer shares: Necigef Global Certificate.

1. On the occasion of the issuance of shares any person entitled to receive such share may submit a written request to the company for a registered share. Without such request, the person entitled to such share shall obtain a bearer share in conformity with the provisions of this article 4.
2. All bearer shares in issue from time to time shall be represented by one single share certificate (the 'Necigef Global Certificate').
3. The company shall have the Necigef Global Certificate be kept in custody by Necigef for the benefit of the Necigef-beneficiaries.
4. The company shall confer a right to a bearer share on a person by (i) having Necigef enable the company to add a share to the Necigef Global Certificate, and (ii) by the entitled person designating a Necigef-participant that will accordingly credit him as Necigef-beneficiary in this Necigef-participant's collective deposit of shares in the company.
5. Without prejudice to the provisions in article 42, paragraph 4, of these articles of association, Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorized on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery

and lending cooperation in the crediting and debiting of the Necigef Global Certificate.

6. A Necigef-beneficiary may at any time, up to the number of bearer shares he is entitled to, require the conversion of one or more bearer shares into registered shares. Conversion of one or more bearer shares shall require (i) the transfer by deed of the shares concerned by Necigef to the Necigef-beneficiary, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the shares debited from the Necigef Global Certificate, (iv) the Necigef-participant concerned debiting the Necigef-beneficiary accordingly as a participant in its collective deposit of shares in the company and (v) the company effecting the entry of the Necigef-beneficiary's name in the company's register of shareholders as holder of the registered shares concerned.
7. A holder of registered shares may at any time require the conversion of such shares into bearer shares. Conversion of one or more registered shares shall require (i) the transfer of the shares concerned by the shareholder to Necigef, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the shares credited to the Necigef Global Certificate, (iv) the Necigef-participant crediting the shareholder accordingly as Necigef-beneficiary in its collective deposit of shares in the Company, and (v) the company effecting the deletion of the shareholder's name as holder of the shares concerned in the company's register of shareholders.
8. For the purpose of application of the provisions of these articles of association, shareholders shall be understood to include Necigef-beneficiaries.

Article 5. Registered shares. Register.

1. No share certificates shall be issued for the registered shares.
2. At the office of the company the Management Board shall keep a register in which the names and addresses of all holders of registered shares are entered.
3. The register shall also be subject to the provisions of section 85 Book 2 of the Dutch Civil Code.

Article 6. Transfer of registered shares. Restricted rights.

1. A transfer of a registered share or of a right 'in rem' thereon shall require a deed drawn up for such purpose and unless the company itself is a party to the legal act, the transfer shall require acknowledgement in writing by the company of the transfer. Acknowl-

edgement must be given in the instrument or by a dated statement embodying such acknowledgement either on the instrument or on a copy or extract thereof duly authenticated by a civil law notary or by the transferor in accordance with the provision of paragraph 2 below. Acknowledgement is equal to serving that instrument or a copy or extract thereof on the company.

2. A right of pledge may also be vested without acknowledgement by or serving on the company. In that case article 239 Book 3 of the Dutch Civil Code shall apply mutatis mutandis whereby acknowledgement by or serving on the company replaces the announcement referred to paragraph 3 of said article.
3. The acknowledgement shall be signed with due observance of the provisions on representation pursuant to article 19.
4. The right to vote attached to shares on which a right of usufruct or a pledge has been established shall be vested in the shareholder. The usufructuary and the pledgee shall, however, have the right to vote attached to shares if so provided for upon the establishment of the right of usufruct or the pledge.
   A shareholder without the right to vote and a usufructuary or pledgee with the right to vote shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the co-operation of a company.
   A usufructuary or pledgee without the right to vote shall not have the rights referred to in the preceding sentence.

CHAPTER IV

Issuance of shares.

Article 7. Competent corporate body.

1. Shares shall be issued pursuant to a resolution of the Management Board. This authority of the Management Board shall relate to all unissued shares of the authorized capital, currently or at any time in the future. The duration of this authority shall be established by the general meeting and shall be for a period of maximum five years
2. Designation of the Management Board as the corporate body competent to issue shares may be extended by the articles of association or by a resolution of the general meeting, each time for a period not exceeding five years. The number of shares which may be issued shall be determined at the time of designation.

Designation pursuant to the articles of association may be withdrawn by an amendment of the articles of association. Designation by a resolution of the general meeting cannot be withdrawn unless determined otherwise at the time of designation.

3. Each resolution of the Management Board with respect to the issuance of shares shall be subject to approval of the Supervisory Board.
4. Upon termination of the authority of the Management Board, the issuance of shares shall then require a resolution of the general meeting, unless another corporate body has been designated thereto by the general meeting. A resolution to issue shares or to designate another corporate body may only be taken on the proposal of the Management Board. Such resolution of the Management Board shall be subject to approval of the Supervisory Board.
5. Within eight days of a resolution of the general meeting to issue shares or to designate a corporate body, the verbatim text of the relative resolution, must be deposited at the office of the Trade Register.
6. Within eight days after each issuance of shares, this must be reported to the office of the Trade Register, which must also include the quantity.
7. The provisions of this article shall be applicable mutatis mutandis to the granting of rights to subscribe for shares but shall not be applicable to the issuance of shares to persons exercising a previously granted right to subscribe for shares.

Article 8. Share issue terms. Pre-emptive right.

1. The resolution for the issuance of shares shall stipulate the price and further conditions of the issuance. Except as provided in article 9 paragraph 2, the issue price shall not be less than par.
2. If after the announcement of the amount to be issued it appears that only a smaller amount can be taken up, then the last-mentioned amount may only be issued if it is explicitly provided for in the terms of issuance.
3. Each holder of shares shall have a pre-emptive right on any issuance of shares pro rata to the aggregate amount of his shares. He shall, however, have no pre-emptive right with respect to shares issued for non-cash contribution. He shall have no pre-emptive right in respect of shares issued to employees of the company or of a group company.
4. Notice shall be given in the government gazette (*Staatscourant*) and in a nationally dis-

tributed daily newspaper of the issuance with a pre-emptive right, stating the period during which such right can be exercised.

5. The pre-emptive right may be exercised during a period of at least two weeks after the date of publication in the government gazette.
6. The pre-emptive right may be restricted or excluded by the Management Board. This authority granted to the Management Board shall terminate on the date of termination of the authority of the Management Board to issue shares. Paragraphs 1, 2, 3 and 4 of article 7 shall apply by analogy.
7. It may be proposed to the general meeting to limit or exclude the pre-emptive right. The reasons for such exclusion or limitation and for the proposed issue price shall be set forth in writing.
8. If less than half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the general meeting to limit or exclude such a pre-emptive right or to make such designation. Within eight days after the resolution, the verbatim text thereof shall be deposited at the office of the Trade Register.
9. The holders of shares shall have a similar right of pre-emption to the granting of rights to subscribe for shares; paragraphs 3 through 8 shall apply mutatis mutandis. Shareholders shall have no pre-emptive right with respect to shares issued to a person who exercises a previously acquired right to subscribe for shares.

Article 9. Payment on shares.

1. On subscription for each share payment must be made of its nominal value and, if a share is subscribed for at a higher amount, payment must also be made of the difference between the two amounts.
2. It may be agreed that persons who are professionally engaged in the placing of shares for their own account shall be permitted to pay less than the nominal amount for the shares subscribed for by them, provided that not less than 94% (ninety-four percent) of such amount shall be paid in cash on or before the date of subscription for the shares.

Article 10. Payment in cash.

1. Payment for shares must be made in cash unless another form of contribution has been agreed upon.

2. Payment in cash for shares must be made in Netherlands currency, unless the company consents to payment in a foreign currency.

Article 11. Non-cash contribution.

1. The Management Board is entitled to enter into transactions with respect to the contribution on shares other than in cash as well as to enter into the other legal acts referred to in section 94 of Book 2 of the Dutch Civil Code without the prior approval of the general meeting. The general contents of these transactions shall be included in the annual accounts of the financial year in which these transactions have been executed.
2. The provisions of Sections 80b and 94b, Book 2 of the Dutch Civil Code shall furthermore apply to a non-cash contribution.

CHAPTER V

Own shares.

Article 12.

1. The company shall not be entitled to subscribe for its own shares on an issue of shares.
2. The acquisition by the company of not fully paid-up shares in its own capital shall be null and void.
3. The company may acquire fully paid-up shares in its own capital, either for no value or if:
   a. the distributable part of the shareholders' equity is at least equal to the purchase price; and
   b. the nominal amount of the shares to be acquired or already held by the company, whether or not in pledge or which are held by a subsidiary does not exceed one-tenth of the issued capital.
4. For purposes of paragraph 3(a.), the amount of the shareholders' equity according to the last adopted balance sheet less the acquisition price of shares in the capital of the company and distributions to others from profits or reserves due from it and its subsidiaries after the balance sheet date shall be decisive. If more than six months have elapsed since the end of the financial year without the annual accounts being adopted and insofar as needed approved, an acquisition in accordance to paragraph 3 shall not be permitted.
5. Acquisitions not by gratuitous title may only take place if the general meeting has authorized the Management Board thereto. This authorization shall remain valid for a

maximum period of eighteen months. In the authorization the general meeting shall define the number of shares which may be acquired, the manner in which such shares may be acquired and the ranges between which the acquisition price shall be determined.

6. No authorization shall be required for the acquisition by the company of shares in its own capital in order to transfer such shares to its employees or to employees of a group company in accordance with an employee participation scheme. These shares must be quoted in the official price list of an exchange.
7. No vote may be cast at a general meeting with respect to a share belonging to the company or any of its subsidiaries. Usufructuaries and pledgees of shares belonging to the company or to one of its subsidiaries, however, are not excluded from exercising their voting rights if the usufruct or pledge was created before the share belonged to the company or one of its subsidiaries. No vote may be cast by the company or any of its subsidiaries with respect to a share in which either of them holds a right of usufruct or pledge.
8. In determining to which extent shareholders vote, are present or are represented or to which extent share capital is contributed or represented, shares in respect of which the law provides that no vote may be cast shall not be taken into account.
9. The company may not grant loans, provide security, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties with a view to the subscription or acquisition by third parties of shares in its own capital. The foregoing sentence shall not apply if the shares are acquired by or on the account of employees of the company or of a group company. The restrictions and exemptions thereto set forth in this paragraph shall equally apply to the subsidiaries of the company.
10. A resolution of the Management Board with respect to the acquisition and alienation of shares in the company's own capital shall be subject to the approval of the Supervisory Board, without prejudice to the provision of paragraph 5.
11. The provisions of this article 12 on shares in the company's own capital shall, to the extent possible, apply to depositary receipts thereof as well.
12. The provisions of Sections 89a, 95, 98, 98a, 98b, 98c, 98d and 118, Book 2 of the Dutch Civil Code shall apply to shares in the company's own capital and depositary receipts thereof.

CHAPTER VI

Reduction of capital.

Article 13.

1. The general meeting may resolve to reduce the issued share capital:
   a. by cancelling shares; or
   b. by reducing the amount of the shares by an amendment of the articles of association, provided that the issued share capital or the paid-up part of the share capital does not become less than is prescribed in section 67 of Book 2 of the Dutch Civil Code. The resolution must specifically state the shares concerned and lay down rules for the implementation of the resolution. The general meeting can only resolve to reduce the issued share capital on a proposal of the Management Board that has been approved by the Supervisory Board.
2. A resolution to cancel may only concern shares which are held by the company or the depositary receipts thereof.
3. Reduction of the amount of the share capital without redemption and without release from the obligation to pay up shall take place pro rata on all shares.
4. Partial redemption on shares or release from the obligation to pay up shall only be permitted by way of implementation of a resolution to reduce the amount of the share capital.

   Such a redemption or release shall be made with respect to all shares involved.

   Partial redemption or a release of the obligation to pay up on shares shall be made pro rata to all shares involved.

   The shareholders concerned may decide to waive the requirement of 'pro rata' payment.
5. A resolution of the general meeting to reduce the share capital shall require a majority of at least two/thirds of the votes cast if less than half of the issued share capital is represented at the meeting.
6. The notice convening a general meeting of shareholders referred to in this article shall specify the object of the reduction of share capital and the manner of its implementation. If the proposed reduction of share capital requires an amendment of the articles of association, a copy of the proposal containing the verbatim text of the proposed amendment must be deposited simultaneously at the office of the company and in Am-

sterdam at a place to be determined in the convocation, for inspection by the shareholders, and must remain there until the end of that meeting.

7. The resolutions of the general meeting referred to in this article shall be deposited at the office of the Trade Register while notice of these depositions shall be given in a nationally distributed daily newspaper.
8. A resolution to reduce the issued share capital may not be effected as long as opposition may be instituted as referred to in section 100, paragraph 3, of Book 2 of the Dutch Civil Code. If opposition has been instituted on time, the resolution shall become effective only upon the withdrawal of the opposition or once the lifting of the opposition becomes enforceable. The deed of amendment of the articles of association required for the reduction of the share capital may not be executed prior thereto.

CHAPTER VII

Management.

Article 14. Management Board.

1. The company has a Management Board comprised of one or more members.
2. The number of members of the Management Board shall be determined by the Supervisory Board.

Article 15. Appointment.

1. The members of the Management Board shall be appointed by the general meeting from a nomination made by the Supervisory Board in accordance with section 133 of Book 2 of the Dutch Civil Code.
2. If a vacancy arises, the Management Board shall invite the Supervisory Board to make a nomination within three months after the invitation.
3. The general meeting may make the appointment itself, if the Supervisory Board fails to make any nominations within the aforementioned period of three months.
4. A nomination shall be binding if timely made and made in accordance with section 133 of Book 2 of the Dutch Civil Code. However, the general meeting may negate such nomination by passing a resolution with a majority of at least two-thirds of the votes cast and representing more than half of the issued capital.
5. If the Supervisory Board has drawn up a non-binding nomination, the appointment of a person to the Management Board in contravention of the nomination shall require a

resolution of the general meeting adopted with a majority of two-thirds of the votes cast representing more than half of the company's issued capital.

Article 16. Suspension and removal.

1. Each member of the Management Board may at any time be suspended or removed by the general meeting.
2. With respect to any suspension or removal other than one proposed by the Supervisory Board, the general meeting may only pass such a resolution based on a majority of at least two-thirds of the votes cast, representing more than half of the issued capital.
3. Each member of the Management Board may be suspended by the Supervisory Board at any time.
4. Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If at the end of that period no action is taken either with regard to lifting the suspension or to the removal of such member the suspension shall end.

Article 17. Remuneration.

The remuneration and further conditions of employment of each member of the Management Board shall be set by a resolution of the Supervisory Board, with due observance of the policy in the field of the remuneration, determined by the general meeting. Proposals with respect to arrangements regarding shares or rights to subscribe for shares, shall be presented by the Supervisory Board to the general meeting for approval. The proposal shall state at least how many shares or rights to subscribe for shares may be granted to the Management Board and which criteria apply to such granting or adjustment.

Article 18. Management duties.

1. Subject to the restrictions imposed by the articles of association the Management Board shall be charged with the management of the company.
2. The Supervisory Board may appoint a chairman from among the members of the Management Board.

Article 19. Representation.

1. Each member of the Management Board shall be authorized to represent the company.
2. The Management Board may appoint persons with general or limited power to represent the company. Each of these persons shall represent the company with due observance of the restrictions imposed on their powers. Their titles shall be determined by the Man-

agement Board.

3. In the event of a conflict of interest between the company and a member of the Management Board, the company shall be represented by a member of the Management Board or a member of the Supervisory Board appointed by the Supervisory Board for this purpose, unless the general meeting appoints one or more other persons for this purpose.

Article 20. Approval of resolutions of the Management Board.

1. Without prejudice to any other relevant provisions of these articles of association, the approval of the Supervisory Board shall be required for resolutions of the Management Board regarding any one or more of the following matters:
   a. participation in or merger with another company, the termination of such participation or merger by means of the sale of the shares involved or by any other means;
   b. entering into loan agreements through an issuance of debentures;
   c. the acquisition and alienation of real property, for which the consideration exceeds an amount or value to be determined by the Supervisory Board;
   d. such legal acts as shall be determined and clearly defined by the Supervisory Board and notified to the Management Board.
2. The approval of the general meeting shall be required for resolutions of the Management Board concerning an important change of the identity or the character of the company or the enterprise, including in any case:
   a. transfer of the enterprise or almost all of the enterprise to a third party;
   b. the entering into or termination of long-lasting cooperation between the company or a subsidiary with another legal person or company, or as fully liable partner of a general or limited partnership, if this cooperation or termination is of far-reaching importance to the company;
   c. acquisition or divestment by the company of an interest in the capital of a company with a value of at least on third of the amount of the assets reflected in the balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, reflected in the consolidated balance sheet and explanatory notes, according to the most recently adopted annual accounts of the company.
3. The lack of approval of the Supervisory Board or of the general meeting of a resolution

referred to in this article shall not affect the authority of the Management Board or its members to represent the company.

Article 21. Absence or prevention.

If a member of the Management Board is absent or prevented from acting, the remaining members shall be charged temporarily with the management of the company. If all members or the sole member of the Management Board are absent or prevented from acting, the Supervisory Board shall be charged temporarily with the management of the company. The Supervisory Board shall have the authority to delegate the management of the company temporarily to one or more persons, whether or not from among its members.

CHAPTER VIII

Supervisory Board.

Article 22. Number of members.

1. The company shall have a Supervisory Board comprising of three or more natural persons.
2. The Supervisory Board determines the number of members of the Supervisory Board, with due observance to the provision of paragraph 1.
   The Supervisory Board shall determine a profile for its size and composition, taking into account the nature of the enterprise of the company, its activities and the desired expertise and background of the Supervisory Board members.
3. If the Supervisory Board exists of less than three persons, it will remain authorized.

Article 23. Appointment.

1. The members of the Supervisory Board shall be appointed by the general meeting from a nomination, to be made by the Supervisory Board in accordance with section 142 paragraph 2 in conjunction with section 133 of Book 2 of the Dutch Civil Code.
2. The provisions of article 15, paragraphs 2, 3, 4 and 5, of these articles of association shall apply by analogy to the appointment of members of the Supervisory Board.
3. The nomination of a member of the Supervisory Board shall state the age of the nominee, his profession, the nominal amount of shares in the capital of the company he holds and his present and past functions in so far as they are relevant with respect to the performance of the duties of a member of a Supervisory Board. Legal entities of which the nominee is already a Supervisory Board member shall also be mentioned; if certain

companies belong to the same group, it shall be sufficient to name that group. Furthermore, the reasons for the nomination shall be stated.

Article 24. Suspension and removal. Resignation.

1. Each member of the Supervisory Board may at any time be suspended or removed by the general meeting.
2. With respect to any suspension or removal of a member of the Supervisory Board other than on a proposal of the Supervisory Board, the general meeting may only pass such a resolution based on a majority of at least two-thirds of the votes cast representing more than one-half of the issued capital. The provisions of paragraph 4 of article 16 apply by analogy to the suspension of a member of the Supervisory Board.
3. Members of the Supervisory Board shall retire periodically in accordance with a rotation scheme to be prepared by the Supervisory Board. Each member of the Supervisory Board shall be appointed for a period of four years, but the Supervisory Board may, by way of a transitional measure, appoint one or more of its members for a shorter or longer period of time. Submission of periodical resignations shall take place at the end of the annual general meeting. A resigning member of the Supervisory Board may be re-appointed immediately, unless he has been member of the Supervisory Board for a consecutive period of twelve years due to reappointment.

Article 25. Fixed remuneration.

Each member of the Supervisory Board shall receive fixed remuneration, the amount of which will be set and may be changed by the general meeting, following the proposal of the Supervisory Board.

Article 26. Duties and powers.

1. The duties of the Supervisory Board shall include the supervision of the policies of the Management Board and the general course of affairs of the company and of the enterprise connected therewith. It shall assist the Management Board with advice.
2. The Management Board shall supply the Supervisory Board in due time with the information required for the performance of its duties.

   The Management Board shall at least once a year inform the Supervisory Board in writing of the general outlines of the strategic policy, the general and financial risks and management and control systems of the company.

3. Each member of the Supervisory Board shall have access to the company's buildings and premises and shall be authorized to inspect the company's books and records. The Supervisory Board and each of its members may designate an expert who may also exercise these powers. The Supervisory Board and each of its members may be assisted by experts in other instances also.

Article 27. Procedure and Decision-making process.

1. The Supervisory Board shall elect from among its members a chairman and one or more vice-chairmen. In the absence of the chairman he shall be replaced by the vice-chairman. If two or more vice-chairmen have been appointed, the Supervisory Board shall determine the order in which the chairman shall be replaced. The Supervisory Board shall be assisted by the secretary of the company, who will be appointed by the Management Board, after the prior approval of the Supervisory Board.
2. In the absence of the chairman and the deputy chairman the meeting itself shall designate a chairman.
3. The Supervisory Board shall meet whenever the chairman, or two other members of the Supervisory Board, or the Management Board deem(s) such necessary.
4. The meeting shall be convened by or on behalf of the person who has initiated the holding of a meeting, by giving notice in writing (including all forms of transmission of written material) to be forwarded to each of the (other) members of the Supervisory Board. The convocation shall state the subjects to be dealt with. The meetings shall be held at a place to be determined by the chairman. Notice of a meeting shall be given at least seven days prior to the meeting, not counting the day of convening and the day of meeting. In the event the provisions governing the manner of convening or concerning the period of notice of a meeting have not been observed, valid resolutions may only be passed by unanimous votes in a meeting at which all members of the Supervisory Board are present or represented.
5. A member of the Supervisory Board may be represented by a co-member of the Supervisory Board authorized in writing (including all forms of transmission of written material).
6. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If there is a tie of votes the proposal shall be considered rejected.

7. Except as is provided in paragraph 8 and without prejudice to the provisions of paragraph 4, the Supervisory Board may not pass resolutions if not at least two-thirds of the number of members of the Supervisory Board are present or represented.
8. The Supervisory Board may also pass resolutions without holding a meeting, provided the proposal has been submitted to all members of the Supervisory Board in writing (including all forms of transmission of written material) and all members of the Supervisory Board declare that they are in favour of the proposal in question. A resolution thus passed shall be recorded in the register of minutes of the Supervisory Board, which is kept by the secretary of that board; such record shall be signed by the chairman of the Supervisory Board; the documents providing evidence that the resolution has been passed shall be kept with the register of minutes.
9. Minutes of the proceedings of the meeting of the Supervisory Board shall be kept by the secretary. The minutes shall be adopted at the same meeting or at a subsequent meeting of the Supervisory Board and shall be signed by the chairman and the secretary as evidence thereof.
10. The Supervisory Board shall meet with the Management Board as often as the Supervisory Board or the Management Board deems such necessary.
11. The Supervisory Board lays down rules regarding inter alia its composition, the manner of holding meetings and its decision-making process.
    Furthermore the Supervisory Board members may divide their tasks and the Supervisory Board may resolve to form separate committees from among its members.

CHAPTER IX

Indemnification.

Article 28.

The company shall reimburse to the members of the Management Board and the Supervisory Board as well as former members thereof the reasonable costs connected with performing their tasks; such costs shall include the costs of raising defence against claims for compensation on the ground of acting or refraining from acting at performing theirs tasks and the costs of raising defence in other legal actions or administrative procedures in which they are involved as member of the Management Board or the Supervisory Board.

Costs shall be reimbursed by the company immediately after receipt of the invoices, legal or

administrative decision or any other document that shows the costs or damage of the member concerned.

The company shall indemnify the members of the Management Board and the Supervisory Board as well as former members thereof against any financial loss, including an amount paid pursuant to a settlement that the member concerned reasonably should have borne with respect to such claims.

A member of the Management Board and the Supervisory Board as well as former members thereof shall not be entitled to compensation of costs and indemnification as referred to in this provision:

(i) if he has not informed the company as soon as practically possible about any claim or any circumstance that could lead to a claim; or

(ii) if in a definitive legal decision it is established that the task performance with respect to acting or refraining from acting giving cause to the claim has apparently been improper, or of which a serious reproach can be made to the member concerned, in which case the member concerned shall refund to the company any costs or damage reimbursed immediately after the definitive decision; or

(iii) insofar costs and losses have been reimbursed to him under any professional liability insurance that the company has taken out on behalf of members of the Management Board and the Supervisory Board.

In case the company has reimbursed costs and losses to the member concerned, he shall refund to the company these costs and losses immediately, to the extent these have been reimbursed to him under the aforementioned professional liability insurance.

CHAPTER X

Annual accounts. Annual report. Profits.

Article 29. Financial year. Annual accounts.

1. The financial year shall coincide with the calendar year.
2. Annually, within five months after the end of the financial year, unless this period is extended by the general meeting by a maximum of six months on account of special circumstances, the Management Board shall prepare the annual accounts and shall submit them for inspection by the shareholders at the office of the company. Within this period the Management Board shall also present the annual report.

The annual accounts and the annual report shall be in the English language unless the general meeting has resolved otherwise.

3. The annual accounts shall be signed by the members of the Management Board; if one or more of their signatures is missing, this shall be stated, giving the reasons therefor.

Article 30. Accountant.

1. The general meeting shall appoint an accountant to audit the annual accounts prepared by the Management Board. The accountant shall report thereon to the Supervisory Board and the Management Board and shall make a report on the results.
2. If no appointment has been made by the general meeting, the Supervisory Board is required to appoint an accountant.
3. With respect to the appointment, the general meeting shall not be bound by any nomination whatsoever.
4. The general meeting or the Supervisory Board respectively may at any time dismiss the accountant appointed by them.
5. The accountant is entitled to inspect all the records of the company, if required for a proper performance of his duties. He may also request to be shown the assets of the company. He shall be prohibited from publishing any information that becomes evident to him or is disclosed to him with respect to the business of the company and which goes beyond the scope of his authority. His remuneration shall be set by the company.

Article 31. Submission to the Supervisory Board.

1. The Management Board shall submit the annual accounts to the Supervisory Board.
2. The annual accounts shall be signed by the members of the Supervisory Board; if one of more of their signature(s) is missing this shall be stated, giving the reasons therefor.
3. The Supervisory Board shall present a report on the annual accounts to the general meeting.

Article 32. Submission to the general meeting. Availability. Adoption. Depositing.

1. The annual accounts and the annual report prepared by the Management Board shall be submitted to the general meeting.
2. From the date of the convocation of the annual meeting until the end of this meeting, the annual accounts, the annual report and the accountant's report referred to in article 30 shall be available for inspection by the shareholders at the office of the company.

3. A copy of the annual accounts and the annual report shall be made available at no costs to the shareholders and shall be made available to third parties at a charge not exceeding the costs.
4. The general meeting shall adopt the annual accounts.
5. At the general meeting that decides on the adoption of the annual accounts, a separate discussion shall be held on a proposal that the members of the Management Board be discharged from all liability in respect of their managerial activities and on a proposal that the members of the Supervisory Board be discharged from all liability in respect of their supervision thereof. Such a discharge shall relate to the data revealed by the annual accounts and/or otherwise communicated to the general meeting before the annual accounts were adopted.
6. Within eight days after the adoption of the annual accounts, the Management Board shall deposit a complete copy thereof as well as a copy of the relative accountant's report for inspection by the public at the office of the Trade Register.

Article 33. Allocation of Profits. Dividend.

1. The Management Board shall annually, with the approval of the Supervisory Board, determine what part of the profit - the credit balance of the profit and loss account- is to be appropriated to reserves. Any part of the profits remaining shall be at the disposal of the general meeting.
2. Distributions may only be made up to an amount which does not exceed the distributable part of the shareholders' equity.
3. Distributions shall be made after the adoption of the annual accounts from which it appears that such is permitted.
4. Subject to the approval of the Supervisory Board the Management Board may resolve to pay an interim dividend provided the requirement of paragraph 2 has been complied with as evidenced by an interim capital statement.

   This statement shall refer to the equity position not earlier than on the first day of the third month prior to the month in which the resolution to pay an interim dividend has been announced.

   It shall be made with due observance of the generally accepted accounting principles.

   The capital statement shall include the amount to be added to the reserves which must

be maintained by law or by the articles of association.

The statement shall be signed by the members of the Management Board; if one or more signatures is missing, the reason shall be stated.

The equity statement shall be deposited at the office of the Trade Register within eight days after the day of announcement of the aforementioned resolution.

5. If a loss is sustained in any year, no dividend on shares shall be distributed for that year. No dividend on shares may be paid in subsequent years until the loss is covered by the profits. The general meeting may, however, on a proposal of the Management Board that has been approved by the Supervisory Board, resolve to set any such loss against the distributable part of the shareholders' equity.

Article 34. Distributions on shares and reduction in reserves.

1. Following a proposal of the Management Board that has been approved by Supervisory Board, the general meeting may resolve that a payment of dividend on shares shall fully or partially be made not in cash but in shares in the company.
2. Following a proposal of the Management Board that has been approved by the Supervisory Board, the general meeting may resolve to make payments to holders of shares charged against one or more reserves which do(es) not have to be maintained by law or by the articles of association. The provision of the preceding paragraph shall apply by analogy.
3. The provisions of paragraphs 2, 3 and 4 of article 33 shall be applicable to the payments provided for in this article.

Article 35. Payment.

1. The payment of dividends and other benefits shall be announced in accordance with article 44.
2. Any claim by a shareholder for payment of a distribution shall become barred after a period of five years.

CHAPTER XI

General meetings of shareholders.

Article 36. Annual meeting.

1. Annually, not later than in the month of June, the annual meeting shall be held.
2. The agenda for that meeting shall contain, inter alia, the following points for discussion:

a. the annual report;

b. adoption of the annual accounts and the appropriation of accrued profits;

c. declaration of dividend

d. discharge of the members of the Management Board;

e. discharge of the members of the Supervisory Board;

f. filling of any vacancies;

g. other proposals by the Supervisory Board, the Management Board or the Supervisory Board brought up for discussion such as those relating to the designation of a body authorized to issue shares and to the authorization of the Management Board to have the company acquire shares in its own capital, without prejudice to the provision of section 38 paragraph 6.

Article 37. Other meetings.

Other general meetings of shareholders shall be held as often as the Management Board or the Supervisory Board deem such necessary, without prejudice to the provisions of sections 110, 111 and 112 of Book 2 of the Dutch Civil Code.

Article 38. Notice of meetings. Agenda.

1. The general meetings of shareholders shall be convened by notice given by the Supervisory Board or the Management Board.
2. The notice convening the meeting shall be given no later than on the fifteenth day prior to the date of the meeting.
3. The notice convening a meeting shall specify the subjects to be discussed or shall state that the shareholders can examine the agenda at the office of the company and in Amsterdam, at the place to be stated therein, without prejudice to the provisions of article 13 paragraph 6 and of article 45, paragraph 2.
4. The notice convening a meeting shall specify the requirements for admittance to the meetings as described in article 42.
5. The notice convening a meeting shall be given in the manner stated in article 44.
6. A subject of which consideration has been requested in writing by one or more shareholders that are entitled to do so in accordance with the next sentence, shall be included in the convening notice or announced in the same manner, if the company has received the request not later than the sixtieth day before the day of the general meeting of share-

holders.

Consideration may be requested by one or more shareholders representing jointly or separately at least one per cent (1%) of the issued capital or representing a value of at least fifty million euro (EUR 50,000,000.-) according to the Official Price List.

Article 39. Location of meetings.

General meetings of shareholders shall be held in Amsterdam.

Article 40. Chairman.

1. The general meetings of shareholders shall be conducted by the chairman of the Supervisory Board or, in his absence, by a deputy chairman of that board; in the event that the latter is also absent, the Supervisory Board members present shall elect a chairman from their midst. The Supervisory Board may designate another chairman for a general meeting of shareholders.
2. If the chairman of a meeting has not been appointed in accordance with paragraph 1, the meeting shall itself appoint a chairman. Until such time, a member of the Management Board designated thereto by the Management Board shall temporarily chair the meeting.

Article 41. Minutes. Notes.

1. Minutes of the proceedings of each general meeting of shareholders shall be kept by a secretary to be designated by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them as evidence thereof.
2. The Supervisory Board or the chairman may determine that notarial minutes shall be prepared of the meeting. The notarial minutes shall be co-signed by the chairman.
3. The Management Board shall maintain a record of the resolutions made. In the absence of the Management Board at the meeting a transcript of the resolutions shall be provided to the Management Board by or on behalf of the chairman of the meeting as soon as possible after that meeting.

   The records shall be available to the shareholders for inspection at the office of the company.

   Upon request each of them shall be provided with a copy or an extract of such record at a charge not exceeding costs.

Article 42. Rights at meetings. Admittance.

1. Each shareholder who is entitled to vote and each usufructuary or pledgee to whom the

voting rights accrue shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. In the case of registered shares, the intention to attend the meeting must be notified to the Management Board in writing. Such notification must be received by the Management Board not later than on the date specified in the notice convening the meeting.

2. The rights to take part in the meeting in accordance with paragraph 1 can be exercised by a proxy authorized in writing, provided that if it concerns registered shares, the instrument of proxy has been received by the Management Board no later than on the date specified in the notice convening the meeting.
3. In the event that the voting rights in a share accrue to the usufructuary or the pledgee instead of to the shareholder, the shareholder shall also be entitled to attend the general meeting of shareholders and to address the meeting, provided that where it concerns registered shares the Management Board has been notified of the intention to attend the meeting in accordance with paragraph 1. Paragraph 2 shall apply by analogy.
4. With respect to the voting rights and/or the right to participate in meetings the company shall apply by analogy the provisions of Sections 88 and 89 of Book 2 of the Dutch Civil Code and also recognise as a shareholder the person named in a written statement from a Necigef-participant that the number of bearer shares referred to in that statement belong to its collective deposit of bearer shares in the company and that the person referred to in the statement is a participant in such collective deposit and shall remain thus entitled until the close of the meeting, provided that the statement is filed in time at such place as stated in the notice of the meeting, against a receipt, which receipt shall serve as an attendance card for the meeting. The date on which the filing of the statement must have been effected at the latest shall be specified in the notice of the meeting.
5. The day specified in the notice convening the meeting as referred to in paragraphs 1, 2 and 4 shall not be at an earlier date than the seventh day prior to that meeting.
6. The Management Board is authorized for an indefinite period of time to determine a registration date as referred to in section 119 of Book 2 of the Dutch Civil Code. In case this authorization is being used, the provision of paragraph 3 of the aforementioned section also applies, also in case application thereof is contrary to the provisions of these articles of association, provided that the deviation is with due observance of the afore-

mentioned section.

7. Each share confers the right to cast one vote.
8. Each person entitled to vote or his proxy shall sign the attendance list.
9. The members of the Supervisory Board and the members of the Management Board, as such, shall have the right to advise the general meeting of shareholders.
10. The chairman shall decide on the admittance of persons other than those mentioned above in this article.

Article 43. Voting.

1. To the extent that the law or the articles of association do not require a qualified majority, all resolutions shall be passed by an absolute majority of the votes cast.
2. If an absolute majority is not obtained in an election of persons, a second unrestricted ballot shall be taken. If an absolute majority is still not obtained, further ballots shall be taken until either one person obtains an absolute majority or the balloting is between two persons only, both of whom receive an equal number of votes. In the event of such further ballots (not including the second unrestricted ballot) each ballot shall be between the persons who participated in the preceding ballot, excluding the person who received the smallest number of votes in that preceding ballot. If in a preceding ballot more than one person received the smallest number of votes, it shall be decided by a drawing of lots which of these persons should not participate in the new ballot. If votes are equal in a ballot between two persons, lots shall be drawn to decide which of the two is elected without prejudice to the provisions of the following paragraph.
3. If votes are equal in an election from a binding nomination, the person taking the first place at the nomination shall be deemed to have been elected.
4. If there is a tie of votes in a ballot other than for the election of persons, the proposal shall be considered rejected.
5. All voting shall be oral. However, the chairman is entitled to decide that voting shall be in writing, or electronically in the manner to be determined by him. Voting by written ballot shall take place by means of unsigned sealed ballot papers.
6. Abstentions and invalid votes shall not be counted as votes.
7. Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.

8. The chairman's decision pronounced at the meeting on the result of a vote shall be final and conclusive. The same shall apply to the contents of a passed resolution insofar as the same arises out of a proposal that has not been made in writing. If, however, the correctness of that decision is challenged immediately upon its pronouncement, a new vote shall be taken if so desired by either the majority of the persons present and entitled to vote, or, if the original vote was not taken by roll call or in writing, any person present and entitled to vote. The original vote shall have no legal consequences as a result of the new vote.

CHAPTER XII

Convocations and notifications.

Article 44.

Notice convening a general meeting of shareholders and all notifications to shareholders shall be published in a nationally distributed daily newspaper and in the Official Price List.

CHAPTER XIII

Amendment of the articles of association. Dissolution. Liquidation. Merger. Split up.

Article 45. Amendment of the articles of association. Dissolution. Merger. Split up.

1. A resolution to amend the articles of association or to dissolve the company or a resolution regarding a legal merger or split up may only be made by the general meeting on the proposal of the Management Board that has been approved by the Supervisory Board.

   The general meeting may only resolve to an amendment of the articles of association or to a dissolution of the company or to a legal merger or split up otherwise than on proposal of the Management Board that has been approved by the Supervisory Board, with a majority of at least two-thirds of the votes cast representing more than one-half of the issued capital.
2. If a proposal to amend the articles of association or to dissolve the company is to be submitted to the general meeting, this must be stated in the notice convening the general meeting of shareholders and, with regard to an amendment of the articles of association, a copy of the proposal containing the text of the proposed amendment verbatim must be deposited simultaneously at the office of the company and in Amsterdam, at the place to be specified, for inspection by the shareholders, and must remain there until the end of

the meeting.

Article 46. Liquidation.

1. In the event of dissolution of the company pursuant to a resolution of the general meeting, the members of the Management Board shall be charged with the liquidation of the business of the company and the Supervisory Board with the supervision thereof.
2. During liquidation the provisions of the articles of association shall remain in force to the extent possible.
3. The remaining balance, after payment of debts, shall be distributed to the shareholders in proportion to the amount of their shares.
4. The liquidation shall otherwise be subject to the provisions of Title 1, Book 2 of the Dutch Civil Code.

682-04865

Stibbe

STATUTEN VAN HAGEMEYER N.V.

MC/6002291/270710.dlt

met zetel te Amsterdam, zoals deze luiden na een akte van statutenwijziging verleden op 29 april 2005 voor Professor Mr P.J. Dortmond, notaris te Amsterdam, ten aanzien van welke statutenwijziging de Minister van Justitie op 28 april 2005 onder nummer N.V. 23530 heeft medegedeeld dat hem van geen bezwaren is gebleken.

HOOFDSTUK I

Begripsbepalingen.

Artikel 1.

In de statuten wordt verstaan onder:

a. algemene vergadering: het orgaan dat gevormd wordt door stemgerechtigde aandeelhouders en andere stemgerechtigden;
b. algemene vergadering van aandeelhouders: de bijeenkomst van aandeelhouders en andere personen met vergaderrechten;
c. certificaten: certificaten van aandelen in de vennootschap. Tenzij het tegendeel blijkt zijn daaronder begrepen certificaten die niet met medewerking van de vennootschap zijn uitgegeven;
d. uitkeerbaar deel van het eigen vermogen: het deel van het eigen vermogen dat het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet moeten worden aangehouden, te boven gaat;
e. accountant: een registeraccountant of een andere accountant als bedoeld in artikel 393, Boek 2 van het Burgerlijk Wetboek, dan wel een organisatie waarin zodanige accountants samenwerken;
f. jaarvergadering: de algemene vergadering van aandeelhouders, bestemd tot de behandeling van de jaarrekening en het jaarverslag;
g. dochtermaatschappij:
    - een rechtspersoon waarin de vennootschap of een of meer van haar dochtermaatschappijen, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de stemrechten in de algemene vergadering

van de leden of aandeelhouders van die rechtspersoon kunnen uitoefenen;

- een rechtspersoon waarvan de vennootschap of een of meer van haar dochtermaatschappijen lid of aandeelhouder zijn en, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de bestuurders of van de commissarissen kunnen benoemen of ontslaan, ook indien alle stemgerechtigden stemmen;

een en ander met toepassing van de leden 3 en 4 van artikel 24a, Boek 2 van het Burgerlijk Wetboek.

Met een dochtermaatschappij wordt gelijkgesteld een onder eigen naam optredende vennootschap, waarin de vennootschap of een of meer dochtermaatschappijen als vennoot volledig jegens schuldeisers aansprakelijk is voor de schulden;

h. groepsmaatschappij: een rechtspersoon of vennootschap die in de zin van artikel 24b, Boek 2 van het Burgerlijk Wetboek, met de vennootschap in een groep is verbonden;

i. Officiële Prijscourant: de Officiële Prijscourant van de naamloze vennootschap Euronext Amsterdam N.V. of een daarvoor in de plaats tredende officiële publicatie;

j. Fondsenreglement: het Fondsenreglement van de door Euronext Amsterdam N.V. gehouden effectenbeurs;

k. Necigef: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., zijnde het centraal instituut in de zin van de Wet giraal effectenverkeer (Euroclear Netherlands);

l. Necigef-deelgenoot: een deelgenoot in het verzameldepot van aandelen van een Necigef-deelnemer, een en ander in de zin van de Wet giraal effectenverkeer;

m. Necigef-deelnemer: een aangesloten instelling in de zin van de Wet giraal effectenverkeer;

n. Necigef-verzamelbewijs: het ene aandeelbewijs dat alle van tijd tot tijd uitgegeven aandelen aan toonder belichaamt als bedoeld in artikel 4 lid 2 van deze statuten.

HOOFDSTUK II

Naam, zetel, doel.

Artikel 2.

1. De vennootschap draagt de naam: Hagemeyer N.V.
2. Zij heeft haar zetel te Amsterdam.
3. Zij heeft ten doel het deelnemen in en het beheren, besturen en financieren van vennootschappen en ondernemingen, het stellen van zekerheid voor schulden van dochtermaatschappijen en al hetgeen met het vorenstaande verband houdt of daaraan bevorderlijk

kan zijn.

HOOFDSTUK III

Kapitaal en aandelen. Register.

Artikel 3. Maatschappelijk kapitaal.

1. Het maatschappelijk kapitaal bedraagt achthonderd tien miljoen euro (EUR 810.000.000,--).
2. Het is verdeeld in zeshonderd vijfenzeventig miljoen (675.000.000) aandelen van één euro twintig eurocent (EUR 1,20).
3. De aandelen luiden ter keuze van de aandeelhouder op naam of aan toonder.

Artikel 4. Aandelen aan toonder: Necigef-verzamelbewijs.

1. Bij de inschrijving op uit te geven aandelen kan diegene die jegens de vennootschap recht op een aandeel verkrijgt, de vennootschap schriftelijk mededelen dat hij een aandeel op naam verlangt. Zonder die mededeling ontvangt hij een recht terzake van een aandeel aan toonder op de hierna in dit artikel 4 bepaalde wijze.
2. Alle van tijd tot tijd uitgegeven aandelen aan toonder worden belichaamd in één aandeelbewijs (het "Necigef-verzamelbewijs").
3. De vennootschap doet het aandeelbewijs ten behoeve van de Necigef-deelgenoten bewaren door Necigef.
4. De vennootschap kent aan een rechthebbende een recht ten aanzien van een aandeel aan toonder toe, doordat (i) Necigef de vennootschap in staat stelt een aandeel op het Necigef-verzamelbewijs bij te (doen) schrijven en (ii) de rechthebbende een Necigef-deelnemer aanwijst die hem dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap crediteert.
5. Onverminderd het bepaalde in artikel 42 lid 4 van deze statuten is het beheer over het Necigef-verzamelbewijs onherroepelijk aan Necigef opgedragen en is Necigef onherroepelijk gevolmachtigd namens de rechthebbende(n) terzake van de desbetreffende aandelen al het nodige te doen, waaronder begrepen het aanvaarden, leveren en medewerken aan bijschrijving op en afschrijving van het Necigef-verzamelbewijs.
6. Een Necigef-deelnemer kan te allen tijde de aandelen aan toonder waartoe hij gerechtigd is, doen omzetten in aandelen op naam. Indien een Necigef-deelnemer uitlevering wenst van een of meer aandelen tot ten hoogste een hoeveelheid waarvoor hij Necigef-deelgenoot is, zal (i) Necigef bij akte de aandelen aan de rechthebbende leveren, (ii) de vennootschap de levering erkennen, (iii) Necigef de vennootschap in staat stellen de

aandelen van het Necigef-verzamelbewijs af te (doen) schrijven, (iv) de desbetreffende Necigef-deelnemer de rechthebbende dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap debiteren en (v) de vennootschap de rechthebbende in haar register van aandeelhouders (doen) inschrijven als houder van aandelen op naam.

7. Een houder van een aandeel op naam kan dit te allen tijde aan toonder doen stellen doordat (i) de rechthebbende dit aandeel bij akte levert aan Necigef, (ii) de vennootschap de levering erkent, (iii) Necigef de vennootschap in staat stelt een aandeel op het Necigef-verzamelbewijs bij te (doen) schrijven, (iv) een door de rechthebbende aangewezen Necigef-deelnemer de rechthebbende dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap crediteert en (v) de vennootschap de rechthebbende als houder van het desbetreffende aandeel uitschrijft uit het register van aandeelhouders.
8. Voor de toepassing van het in deze statuten bepaalde worden onder aandeelhouders mede verstaan Necigef-deelgenoten.

Artikel 5. Aandelen op naam. Register.

1. Voor de aandelen op naam worden geen aandeelbewijzen uitgegeven.
2. Ten kantore van de vennootschap wordt door de raad van bestuur een register gehouden waarin de namen en adressen van alle houders van aandelen op naam zijn opgenomen.
3. Het bepaalde in artikel 85 van Boek 2, Burgerlijk Wetboek is op het register van toepassing.

Artikel 6. Levering van aandelen op naam. Beperkte rechten.

1. Voor de levering van een aandeel op naam of de levering van een beperkt recht daarop zijn vereist een daartoe bestemde akte alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering.

   De erkenning geschiedt in de akte, of door een gedagtekende verklaring houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan of op de wijze als bedoeld in lid 2. Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap.
2. Een pandrecht kan ook worden gevestigd zonder erkenning door of betekening aan de vennootschap. Alsdan is artikel 239, Boek 3 van het Burgerlijk Wetboek van overeenkomstige toepassing, waarbij erkenning door of betekening aan de vennootschap in de

plaats treedt van de in lid 3 van dat artikel bedoelde mededeling.

3. De erkenning wordt getekend met inachtneming van de regels van vertegenwoordiging volgens artikel 19.
4. De aandeelhouder heeft het stemrecht op aandelen waarop een vruchtgebruik of een pandrecht is gevestigd. Echter komt het stemrecht op aandelen toe aan de vruchtgebruiker of de pandhouder indien zulks bij de vestiging van het vruchtgebruik of van het pandrecht is bepaald.
   De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker en pandhouder die stemrecht heeft, hebben de rechten die door de wet zijn toegekend aan de houders van met medewerking van een vennootschap uitgegeven certificaten van aandelen.
   Aan de vruchtgebruiker en pandhouder die geen stemrecht heeft, komen de in de vorige zin bedoelde rechten niet toe.

HOOFDSTUK IV

Uitgifte van aandelen.

Artikel 7. Bevoegd orgaan.

1. Uitgifte van aandelen geschiedt ingevolge een besluit van de raad van bestuur. Deze bevoegdheid van de raad van bestuur betreft alle nog niet uitgegeven aandelen van het maatschappelijk kapitaal, zoals dit luidt of te eniger tijd zal luiden. De duur van deze bevoegdheid wordt vastgesteld door de algemene vergadering en bedraagt ten hoogste vijf jaren.
2. De aanwijzing van de raad van bestuur als het tot uitgifte bevoegde orgaan kan bij de statuten of bij besluit van de algemene vergadering telkens voor niet langer dan vijf jaren worden verlengd. Bij de aanwijzing wordt bepaald hoeveel aandelen mogen worden uitgegeven. Een bij de statuten gegeven aanwijzing kan door statutenwijziging worden ingetrokken. Een bij besluit van de algemene vergadering gegeven aanwijzing kan, tenzij bij de aanwijzing anders is bepaald, niet worden ingetrokken.
3. Een besluit van de raad van bestuur omtrent uitgifte van aandelen is onderworpen aan de goedkeuring van de raad van commissarissen.
4. Eindigt de bevoegdheid van de raad van bestuur, dan vindt uitgifte van aandelen voortaan plaats krachtens besluit van de algemene vergadering, behoudens aanwijzing van een ander vennootschapsorgaan door de algemene vergadering. Een besluit tot uitgifte of tot aanwijzing van een ander orgaan kan slechts worden genomen op voorstel van de raad van bestuur. Een daartoe strekkend besluit van de raad van bestuur is on-

derworpen aan de goedkeuring van de raad van commissarissen.

5. Binnen acht dagen na een besluit van de algemene vergadering tot uitgifte van aandelen of tot aanwijzing van een vennootschapsorgaan, wordt een volledige tekst van het betrokken besluit neergelegd ten kantore van het handelsregister.
6. Binnen acht dagen na elke uitgifte van aandelen wordt hiervan opgave gedaan ten kantore van het handelsregister met vermelding van het aantal.
7. Het bepaalde in dit artikel is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Artikel 8. Voorwaarden van uitgifte. Voorkeursrecht.

1. Bij het besluit tot uitgifte van aandelen worden de koers en de verdere voorwaarden van uitgifte bepaald. De uitgiftekoers mag behoudens het bepaalde bij artikel 9 lid 2 niet lager dan pari zijn.
2. Indien bekend is gemaakt welk bedrag zal worden uitgegeven en slechts een lager bedrag kan worden geplaatst, wordt dit laatste bedrag slechts geplaatst indien de voorwaarden van uitgifte dat uitdrukkelijk bepalen.
3. Iedere houder van aandelen heeft bij uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijk bedrag van de door hem gehouden aandelen. Hij heeft evenwel geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld.

   Ook heeft hij geen voorkeursrecht op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij.
4. De uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend worden aangekondigd in de Staatscourant en in een landelijk verspreid dagblad.
5. Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken na de dag van aankondiging in de Staatscourant.
6. Het voorkeursrecht kan worden beperkt of uitgesloten door de raad van bestuur. Deze bevoegdheid van de raad van bestuur eindigt op het moment dat de bevoegdheid van de raad van bestuur tot uitgifte van aandelen eindigt. De leden 1, 2, 3 en 4 van artikel 7 zijn van overeenkomstige toepassing.
7. Indien aan de algemene vergadering een voorstel tot beperking of uitsluiting van het voorkeursrecht wordt gedaan moeten in het voorstel de redenen voor het voorstel en de

keuze van de voorgenomen uitgiftekoers schriftelijk worden toegelicht.

8. Voor een besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing van een vennootschapsorgaan dat daartoe bevoegd is, is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd. Binnen acht dagen na het besluit wordt een volledige tekst daarvan neergelegd ten kantore van het handelsregister.
9. Bij het verlenen van rechten tot het nemen van aandelen hebben de houders van aandelen een voorkeursrecht; de leden 3 tot en met 8 zijn van overeenkomstige toepassing. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Artikel 9. Storting op aandelen.

1. Bij het nemen van elk aandeel moet daarop het gehele nominale bedrag worden gestort alsmede indien het aandeel voor een hoger bedrag wordt genomen het verschil tussen die bedragen.
2. Het is echter geoorloofd aan hen die zich in hun beroep belasten met het voor eigen rekening plaatsen van aandelen bij overeenkomst toe te staan op de door hen genomen aandelen minder te storten dan het nominale bedrag, mits ten minste 94 % (vierennegentig procent) van dit bedrag uiterlijk bij het nemen van de aandelen in geld wordt gestort.

Artikel 10. Storting in geld.

1. Storting op een aandeel moet in geld geschieden voor zover niet een andere inbreng is overeengekomen.
2. Storting in geld moet in Nederlands geld geschieden, tenzij de vennootschap toestemt in storting in vreemd geld.

Artikel 11. Inbreng anders dan in geld.

1. De raad van bestuur is bevoegd tot het aangaan van rechtshandelingen betreffende inbreng op aandelen anders dan in geld, en van de andere rechtshandelingen genoemd in artikel 94, Boek 2 van het Burgerlijk Wetboek, zonder voorafgaande goedkeuring van de algemene vergadering. Van deze rechtshandelingen moet de zakelijke inhoud worden opgenomen in de jaarrekening over het boekjaar waarin zij zijn verricht.
2. Op een inbreng anders dan in geld is voorts het bepaalde in de artikelen 80b en 94b, Boek 2 van het Burgerlijk Wetboek van toepassing.

HOOFDSTUK V

Eigen aandelen.

Artikel 12.

1. De vennootschap mag bij uitgifte geen eigen aandelen nemen.
2. Verkrijging door de vennootschap van niet volgestorte aandelen in haar kapitaal is nietig.
3. De vennootschap mag volgestorte eigen aandelen verkrijgen, doch slechts om niet of indien:
   a. het uitkeerbaar deel van het eigen vermogen ten minste gelijk is aan de verkrijgingsprijs, en
   b. het nominale bedrag van de aandelen in haar kapitaal die de vennootschap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer beloopt dan een tiende van het geplaatste kapitaal.
4. Voor het vereiste in lid 3 onder a. is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld en zo nodig goedgekeurd, dan is verkrijging overeenkomstig lid 3 niet toegestaan.
5. Verkrijging anders dan om niet kan slechts plaatsvinden indien de algemene vergadering de raad van bestuur daartoe heeft gemachtigd. Deze machtiging geldt voor ten hoogste achttien maanden. De algemene vergadering moet in de machtiging bepalen hoeveel aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.
6. De machtiging is niet vereist voor het verkrijgen van eigen aandelen om deze krachtens een voor hen geldende regeling over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij. Deze aandelen moeten zijn opgenomen in de prijscourant van een beurs.
7. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij daarvan kan in de algemene vergadering geen stem worden uitgebracht. Vruchtgebruikers en pandhouders van aandelen die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij daarvan toebehoorde. De vennootschap of een dochtermaatschappij

daarvan kan geen stem uitbrengen voor een aandeel waarop zij een recht van vruchtgebruik of een pandrecht heeft.

8. Bij de vaststelling in hoeverre de aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is, wordt geen rekening gehouden met aandelen, waarvan de wet bepaalt dat daarvoor geen stem kan worden uitgebracht.
9. De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal leningen verstrekken, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Het verbod geldt niet indien de aandelen worden verkregen door of voor rekening van werknemers in dienst van de vennootschap of van een groepsmaatschappij.
   Het verbod van dit lid en de uitzondering daarop gelden ook voor dochtermaatschappijen.
10. Een besluit van de raad van bestuur omtrent verkrijging en vervreemding van eigen aandelen is onderworpen aan de goedkeuring van de raad van commissarissen, onverminderd het bepaalde in lid 5.
11. Onder het begrip aandelen in dit artikel 12 zijn certificaten daarvan begrepen.
12. Op eigen aandelen en certificaten daarvan zijn voorts de artikelen 89a, 95, 98, 98a, 98b, 98c, 98d en 118, Boek 2 van het Burgerlijk Wetboek van toepassing.

HOOFDSTUK VI

Kapitaalvermindering.

Artikel 13.

1. De algemene vergadering kan besluiten tot vermindering van het geplaatste kapitaal:
   a. door intrekking van aandelen; of
   b. door het bedrag van aandelen bij statutenwijziging te verminderen, mits daardoor het geplaatste kapitaal of het gestorte deel daarvan niet geringer wordt dan in artikel 67, Boek 2 van het Burgerlijk Wetboek is voorgeschreven. In dit besluit moeten de aandelen waarop het besluit betrekking heeft worden aangewezen en moet de uitvoering van het besluit zijn geregeld. Een zodanig besluit kan niet genomen worden dan op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen.
2. Een besluit tot intrekking kan slechts betreffen aandelen die de vennootschap zelf houdt

of waarvan zij de certificaten houdt.

3. Vermindering van het bedrag van de aandelen zonder terugbetaling en zonder ontheffing van de verplichting tot storting moet naar evenredigheid op alle aandelen geschieden.
4. Gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting is slechts mogelijk ter uitvoering van een besluit tot vermindering van het bedrag van de aandelen. Zulk een terugbetaling of ontheffing moet geschieden ten aanzien van alle aandelen.
   Gedeeltelijke terugbetaling op aandelen of ontheffing van de stortingsplicht moet naar evenredigheid van de daarin betrokken aandelen geschieden.
   Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle betrokken aandeelhouders.
5. Voor een besluit tot kapitaalvermindering is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.
6. De oproeping tot een vergadering waarin een in dit artikel genoemd besluit wordt genomen, vermeldt het doel van de kapitaalvermindering en de wijze van uitvoering.
   Houdt de kapitaalvermindering een statutenwijziging in dan moeten degenen die zodanige oproeping hebben gedaan tegelijkertijd een afschrift van dat voorstel waarin de voorgedragen wijziging woordelijk is opgenomen ten kantore van de vennootschap alsook te Amsterdam ter plaatse bij de oproeping te bepalen neerleggen ter inzage voor iedere aandeelhouder tot de afloop van de vergadering.
7. De vennootschap legt de in dit artikel bedoelde besluiten neer ten kantore van het handelsregister en kondigt de nederlegging aan in een landelijk verspreid dagblad.
8. Een besluit tot vermindering van het geplaatste kapitaal wordt niet van kracht zolang verzet kan worden gedaan als bedoeld in artikel 100, lid 3, Boek 2 van het Burgerlijk Wetboek. Indien tijdig verzet is gedaan, wordt het besluit eerst van kracht, zodra het verzet is ingetrokken of de opheffing van het verzet uitvoerbaar is geworden. Een voor de vermindering van het kapitaal vereiste akte van statutenwijziging kan niet eerder worden verleden.

HOOFDSTUK VII

Bestuur.

Artikel 14. Raad van bestuur.

1. De vennootschap heeft een raad van bestuur, bestaande uit een of meer leden.
2. Het aantal leden van de raad van bestuur wordt vastgesteld door de raad van commissarissen.

Artikel 15. Benoeming.

1. De leden van de raad van bestuur worden benoemd door de algemene vergadering uit een voordracht, op te maken door de raad van commissarissen overeenkomstig het bepaalde in artikel 133, Boek 2 van het Burgerlijk Wetboek.
2. Bij het ontstaan van een vacature nodigt de raad van bestuur de raad van commissarissen uit binnen drie maanden na de uitnodiging een voordracht op te maken.
3. De algemene vergadering is vrij in de benoeming indien de raad van commissarissen niet binnen de voorgeschreven termijn aan de uitnodiging heeft gevolg gegeven.
4. Een voordracht is bindend indien deze tijdig is opgemaakt en is opgemaakt overeenkomstig het bepaalde in artikel 133, Boek 2 van het Burgerlijk Wetboek. De algemene vergadering kan echter aan de voordracht steeds het bindend karakter ontnemen bij een besluit genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.
5. Indien de raad van commissarissen een niet-bindende voordracht heeft opgesteld, is de benoeming van een lid van de raad van bestuur, in afwijking van de voordracht, uitsluitend mogelijk bij besluit van de algemene vergadering, genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

Artikel 16. Schorsing en ontslag.

1. Ieder lid van de raad van bestuur kan te allen tijde door de algemene vergadering worden geschorst en ontslagen.
2. Tot een schorsing of ontslag anders dan op voorstel van de raad van commissarissen kan de algemene vergadering slechts besluiten met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.
3. Ieder lid van de raad van bestuur kan te allen tijde door de raad van commissarissen worden geschorst.
4. Elke schorsing kan één of meer malen worden verlengd, doch in totaal niet langer duren dan drie maanden. Is na verloop van die tijd geen beslissing genomen omtrent de opheffing van de schorsing of ontslag, dan eindigt de schorsing.

Artikel 17. Bezoldiging.

De bezoldiging en de verdere arbeidsvoorwaarden van ieder lid van de raad van bestuur worden vastgesteld door de raad van commissarissen, met inachtneming van het beleid op het terrein van de bezoldiging, vastgesteld door de algemene vergadering. Voorstellen ten aanzien van regelingen in het kader van de bezoldiging van leden van de raad van bestuur in de vorm van aandelen of rechten tot het nemen van aandelen legt de raad van commissarissen ter goedkeuring voor aan de algemene vergadering. Het voorstel vermeldt ten minste hoeveel aandelen of rechten tot het nemen van aandelen aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging.

Artikel 18. Bestuurstaak.

1. Behoudens de beperkingen volgens de statuten is de raad van bestuur belast met het besturen van de vennootschap.
2. De raad van commissarissen kan één van de leden van de raad van bestuur tot voorzitter van de raad van bestuur benoemen.

Artikel 19. Vertegenwoordiging.

1. Elk lid van de raad van bestuur is bevoegd de vennootschap te vertegenwoordigen.
2. De raad van bestuur kan functionarissen met algemene of beperkte vertegenwoordigingsbevoegdheid aanstellen. Een zodanige functionaris vertegenwoordigt de vennootschap met inachtneming van de begrenzing aan zijn bevoegdheid gesteld. Hun titulatuur wordt door de raad van bestuur bepaald.
3. Ingeval van een tegenstrijdig belang tussen de vennootschap en een lid van de raad van bestuur wordt de vennootschap vertegenwoordigd door het lid van de raad van bestuur of het lid van de raad van commissarissen dat de raad van commissarissen daartoe aanwijst, tenzij de algemene vergadering daartoe een of meer andere personen aanwijst.

Artikel 20. Goedkeuring van besluiten van de raad van bestuur.

1. Onverminderd het elders in de statuten dienaangaande bepaalde zijn aan de goedkeuring van de raad van commissarissen onderworpen de besluiten van de raad van bestuur tot:
    a. het deelnemen in of het samengaan met andere ondernemingen, het doen ophouden van dit deelnemen of samengaan door verkoop van de betreffende aandelen of op andere wijze;
    b. het aangaan van geldleningen door het uitgeven van obligaties;
    c. het verkrijgen en vervreemden van onroerende zaken, waarbij de tegenprestatie een door de raad van commissarissen vast te stellen bedrag of waarde te boven gaat;

d. zodanige rechtshandelingen als door de raad van commissarissen duidelijk omschreven en schriftelijk ter kennis van de raad van bestuur zijn gebracht.

2. Aan de goedkeuring van de algemene vergadering zijn onderworpen besluiten van de raad van bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval:
   a. overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;
   b. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;
   c. het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een/derde van het bedrag van de activa volgens de balans met toelichting of, indien de vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.
3. Het ontbreken van de goedkeuring van de raad van commissarissen respectievelijk de algemene vergadering op een besluit als bedoeld in dit artikel, tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of de leden van de raad van bestuur niet aan.

Artikel 21. Ontstentenis of belet.

Ingeval van ontstentenis of belet van een lid van de raad van bestuur zijn de overige leden van die raad tijdelijk met het gehele bestuur van de vennootschap belast. Ingeval van ontstentenis of belet van alle leden of van het enige lid van die raad is de raad van commissarissen tijdelijk met het bestuur belast. De raad van commissarissen is bevoegd dit tijdelijk bestuur aan een of meer personen al dan niet uit zijn midden op te dragen.

HOOFDSTUK VIII

Raad van commissarissen.

Artikel 22. Aantal leden.

1. De vennootschap heeft een raad van commissarissen bestaande uit drie of meer natuurlijke personen.
2. De raad van commissarissen stelt met inachtneming van het in lid 1 bepaalde het aantal leden van de raad van commissarissen vast.

   De raad van commissarissen stelt een profielschets vast voor zijn omvang en samen-

stelling, rekening houdende met de aard van de onderneming, haar activiteiten en desgewenste deskundigheid en achtergrond van de commissarissen.

3. Indien de raad van commissarissen uit minder dan drie personen bestaat, blijft zij niettemin bevoegd.

Artikel 23. Benoeming.

1. De commissarissen worden benoemd door de algemene vergadering uit een voordracht, op te maken door de raad van commissarissen overeenkomstig het bepaalde in artikel 142 lid 2 juncto artikel 133, Boek 2 van het Burgerlijk Wetboek.
2. Het bepaalde in artikel 15, leden 2, 3, 4 en 5 is op de benoeming van de leden van de raad van commissarissen van overeenkomstige toepassing.
3. Bij een voordracht tot benoeming van een commissaris worden van de kandidaat medegedeeld zijn leeftijd, zijn beroep, het bedrag van door hem gehouden aandelen in het kapitaal van de vennootschap en de betrekkingen, die hij bekleedt of die hij heeft bekleed, voor zover die van belang zijn in verband met de vervulling van de taak van een commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden; indien zich daaronder rechtspersonen bevinden die tot een zelfde groep behoren, kan met de aanduiding van die groep worden volstaan. De voordracht wordt met redenen omkleed.

Artikel 24. Schorsing en ontslag. Aftreden.

1. Iedere commissaris kan te allen tijde door de algemene vergadering worden geschorst en ontslagen.
2. Tot een schorsing of een ontslag van een commissaris anders dan op voorstel van de raad van commissarissen kan de algemene vergadering slechts besluiten met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. Het bepaalde in lid 4 van artikel 16 is op de schorsing van een commissaris van overeenkomstige toepassing.
3. De commissarissen treden periodiek af volgens een door de raad van commissarissen vast te stellen rooster; iedere commissaris heeft zitting voor de tijd van vier jaren, doch de raad van commissarissen kan bij wijze van overgangsmaatregel, voor een of meer van zijn leden een kortere of langere zittingsduur vaststellen. Periodiek aftreden geschiedt per het tijdstip van sluiting van de jaarlijkse algemene vergadering. Een periodiek aftredende commissaris is terstond herbenoembaar, tenzij hij tengevolge van herbenoemingen achtereenvolgend twaalf jaar commissaris is geweest.

Artikel 25. Vaste bezoldiging.

De leden van de raad van commissarissen genieten ieder een vaste beloning waarvan de grootte door de algemene vergadering, op voorstel van die raad, wordt vastgesteld en kan worden gewijzigd.

Artikel 26. Taak en bevoegdheden.

1. De raad van commissarissen heeft tot taak toezicht te houden op het beleid van de raad van bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. Hij staat de raad van bestuur met raad terzijde.
2. De raad van bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van de taak van de raad van commissarissen noodzakelijke gegevens.

   De raad van bestuur stelt ten minste één keer per jaar de raad van commissarissen schriftelijk op de hoogte van de hoofdlijnen van het strategisch beleid, de algemene en financiële risico's en het beheers- en controlesysteem van de vennootschap.
3. Iedere commissaris heeft toegang tot de gebouwen en terreinen van de vennootschap en is bevoegd de boeken en bescheiden van de vennootschap in te zien. De raad van commissarissen en elk van zijn leden kan een deskundige aanwijzen, die deze bevoegdheden eveneens kan uitoefenen. De raad van commissarissen en elk van zijn leden kan zich overigens door deskundigen laten bijstaan.

Artikel 27. Werkwijze en besluitvorming.

1. De raad van commissarissen benoemt uit zijn midden een voorzitter en een of meer plaatsvervangend voorzitters.

   Bij afwezigheid van de voorzitter wordt hij vervangen door de plaatsvervangend voorzitter. Indien twee of meer plaatsvervangend voorzitters zijn benoemd bepaalt de raad van commissarissen de volgorde waarin zij de voorzitter vervangen.

   De raad van commissarissen wordt bijgestaan door de secretaris van de vennootschap, die door de raad van bestuur, na voorafgaande goedkeuring van de raad van commissarissen, wordt benoemd.
2. Indien in een vergadering zowel de voorzitter als degene die hem vervangt afwezig zijn, wijst de vergadering zelf een voorzitter aan.
3. De raad van commissarissen vergadert telkens wanneer de voorzitter of twee andere commissarissen, dan wel de raad van bestuur zulks verlangt.
4. De bijeenroeping geschiedt door of namens degene, die de vergadering heeft verlangd en wel schriftelijk (waaronder begrepen alle vormen van geschreven tekstoverdracht),

verzonden aan ieder van de (andere) commissarissen. Bij de oproeping worden de te behandelen onderwerpen vermeld.

De vergaderingen worden gehouden ter plaatse door de voorzitter te bepalen. De termijn van oproeping tot de vergaderingen bedraagt ten minste zeven dagen, de dag van de oproeping en die van de vergadering niet medegerekend. Indien het bepaalde omtrent de wijze van oproeping of de termijn van oproeping niet in acht is genomen, kunnen geldige besluiten slechts worden genomen met algemene stemmen in een vergadering, waarin alle commissarissen aanwezig of vertegenwoordigd zijn.

5. Een commissaris kan zich door een mede-commissaris bij schriftelijke (waaronder begrepen alle vormen van geschreven tekstoverdracht) overgebrachte - volmacht doen vertegenwoordigen.
6. De raad van commissarissen besluit bij volstrekte meerderheid van stemmen. Bij staking van stemmen is het voorstel verworpen.
7. Behoudens het in lid 8 bepaalde en onverminderd het bepaalde in lid 4 kan de raad van commissarissen geen besluiten nemen, wanneer niet ten minste twee derden van het aantal commissarissen aanwezig of vertegenwoordigd is.
8. De raad van commissarissen kan ook buiten vergaderingen besluiten nemen, mits dit schriftelijk (waaronder begrepen alle vormen van geschreven tekstoverdracht) geschiedt en alle commissarissen zich ten gunste van het desbetreffend voorstel uitspreken.
   Een aldus genomen besluit wordt aangetekend in het notulenregister van de raad van commissarissen, dat door de secretaris van die raad wordt gehouden; een dergelijke aantekening wordt door de voorzitter van de raad van commissarissen ondertekend; de bescheiden waaruit van het nemen van een zodanig besluit blijkt, worden bij het notulenregister bewaard.
9. Van het verhandelde in de vergadering van de raad van commissarissen worden notulen gehouden door de secretaris. De notulen worden in dezelfde vergadering of in een volgende vergadering van de raad van commissarissen vastgesteld en ten blijke daarvan door de voorzitter en de secretaris ondertekend.
10. De raad van commissarissen vergadert tezamen met de raad van bestuur zo dikwijls de raad van commissarissen of de raad van bestuur zulks nodig acht.
11. De raad van commissarissen stelt een reglement vast aangaande onder meer zijn samenstelling, de wijze van vergaderen en besluitvorming.
    Voorts kunnen de leden van de raad van commissarissen hun werkzaamheden onderling

verdelen en kan de raad van commissarissen besluiten tot instelling van afzonderlijke commissies waarin zijn leden zitting hebben.

HOOFDSTUK IX

Vrijwaring.

Artikel 28.

De vennootschap zal aan de leden van de raad van bestuur en de raad van commissarissen, alsmede aan voormalige leden daarvan, de redelijke kosten vergoeden die verband houden met de vervulling van hun taken; onder zulke kosten zijn begrepen de kosten van het voeren van verdediging tegen aanspraken tot schadevergoeding op grond van handelen of nalaten in de vervulling van hun taken en de kosten van het voeren van verdediging in andere rechtsgedingen of administratieve procedures waarin zij als leden van de raad van bestuur of raad van commissarissen zijn betrokken.

Kosten zullen door de vennootschap terstond worden vergoed na ontvangst van de facturen, gerechtelijke of administratieve uitspraak of enig ander document dat de kosten of schade van het betreffende lid aantoont.

De vennootschap vrijwaart de leden van de raad van bestuur en de raad van commissarissen, alsmede voormalige leden daarvan, tegen elk financieel verlies, daaronder begrepen een uit hoofde van een schikking betaald bedrag, dat de betrokkene redelijkerwijs heeft moeten dragen in verband met dergelijke aanspraken.

Een lid van de raad van bestuur en de raad van commissarissen alsmede een voormalig lid heeft geen aanspraak op vergoeding van kosten en vrijwaring als bedoeld in deze bepaling:

(i) indien hij de vennootschap niet zo spoedig als praktisch mogelijk is in kennis heeft gesteld van enige aanspraak of enige omstandigheid die tot een aanspraak kan leiden; of

(ii) indien in een definitieve gerechtelijke uitspraak wordt vastgesteld dat de taakvervulling ten aanzien van het handelen of nalaten dat aanleiding geeft tot de aanspraak kennelijk onbehoorlijk is geweest, of waarvan de betrokkene een ernstig verwijt kan worden gemaakt, in welk geval door de vennootschap vergoede kosten of schade door het betrokken lid terstond na de definitieve uitspraak aan de vennootschap worden terugbetaald; of

(iii) voor zover kosten en verliezen aan hem zijn vergoed onder enige beroepsaansprakelijkheidsverzekering die de vennootschap ten behoeve van leden van de raad van bestuur en de raad van commissarissen heeft gesloten.

Indien de vennootschap kosten en verliezen aan de betrokkene heeft vergoed, worden deze door de betrokkene aan de vennootschap terstond terugbetaald, voor zover deze

alsnog aan hem zijn vergoed onder voormelde beroepsaansprakelijkheidsverzekering.

HOOFDSTUK X

Jaarrekening en jaarverslag. Winst.

Artikel 29. Boekjaar. Opmaken jaarrekening.

1. Het boekjaar valt samen met het kalenderjaar.
2. Jaarlijks, binnen vijf maanden na afloop van het boekjaar, behoudens verlenging van deze termijn met ten hoogste zes maanden door de algemene vergadering op grond van bijzondere omstandigheden, maakt de raad van bestuur een jaarrekening op en legt deze voor de aandeelhouders ter inzage ten kantore van de vennootschap.
   Binnen deze termijn legt de raad van bestuur ook het jaarverslag over.
   De jaarrekening en het jaarverslag worden in de Engelse taal opgesteld, zolang de algemene vergadering niet anders besluit.
3. De jaarrekening wordt ondertekend door de leden van de raad van bestuur; ontbreekt de ondertekening van een of meer leden, dan wordt daarvan onder opgave van reden melding gemaakt.

Artikel 30. Accountant.

1. De algemene vergadering benoemt een accountant die de door de raad van bestuur opgemaakte jaarrekening onderzoekt, daaromtrent verslag uitbrengt aan de raad van commissarissen en aan de raad van bestuur, en daaromtrent een verklaring aflegt.
2. De raad van commissarissen is, wanneer niet reeds een benoeming is geschied door de algemene vergadering, verplicht een accountant te benoemen.
3. De algemene vergadering is bij de benoeming niet aan enige voordracht gebonden.
4. De algemene vergadering, onderscheidenlijk de raad van commissarissen, kan de door haar, onderscheidenlijk door hem, benoemde accountant te allen tijde ontslaan.
5. De accountant is gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap waarvan de kennisneming tot vervulling van zijn taak nodig is.

Artikel 31. Overlegging aan raad van commissarissen.

1. De raad van bestuur legt de jaarrekening over aan de raad van commissarissen.
2. De jaarrekening wordt ondertekend door de leden van de raad van commissarissen; ontbreekt de ondertekening van een of meer leden, dan wordt daarvan onder opgave van reden melding gemaakt.
3. De raad van commissarissen brengt omtrent de jaarrekening preadvies uit aan de algemene vergadering.

Artikel 32. Overlegging aan de algemene vergadering. Verkrijgbaarstelling. Vaststelling. Nederlegging.

1. De jaarrekening wordt aan de algemene vergadering overgelegd tezamen met het door de raad van bestuur uitgebrachte jaarverslag.
2. Van de dag van de oproeping tot de jaarvergadering tot de afloop daarvan liggen de jaarrekening en het jaarverslag ten kantore van de vennootschap ter inzage voor aandeelhouders tezamen met de verklaring van de accountant bedoeld in artikel 30.
3. Een afschrift van de jaarrekening en het jaarverslag wordt om niet ter beschikking van aandeelhouders gesteld, en hoogstens tegen kostprijs ter beschikking van derden.
4. De algemene vergadering stelt de jaarrekening vast.
5. In de algemene vergadering van aandeelhouders waarin tot vaststelling van de jaarrekening wordt besloten, wordt afzonderlijk aan de orde gesteld een voorstel tot decharge van de leden van de raad van bestuur voor het bestuur en een voorstel tot décharge en van de leden van de raad van commissarissen voor het toezicht daarop. Een aldus verleende decharge betreft de gegevens die uit de jaarrekening blijken en/of anderszins aan de algemene vergadering bekend zijn gemaakt voordat de jaarrekening werd vastgesteld.
6. Binnen acht dagen na de vaststelling van de jaarrekening legt de raad van bestuur een volledig afschrift daarvan alsmede een afschrift van de daarop betrekking hebbende verklaring van de accountant neer ter inzage van een ieder ten kantore van het handelsregister.

Artikel 33. Winstbestemming. Dividend.

1. Jaarlijks wordt door de raad van bestuur, onder goedkeuring van de raad van commissarissen, vastgesteld welk deel van de uitkeerbare winst - het positieve saldo van de winst- en verliesrekening - wordt gereserveerd. Het daarna overblijvende deel van de winst is ter beschikking van de algemene vergadering.
2. Uitkeringen aan aandeelhouders kunnen slechts plaatsvinden tot ten hoogste het bedrag van het uitkeerbaar deel van het eigen vermogen.
3. Uitkering van winst geschiedt na de vaststelling van de jaarrekening waaruit blijkt dat zij geoorloofd is.
4. De raad van bestuur kan onder goedkeuring van de raad van commissarissen besluiten tot uitkering van interim-dividend mits aan het vereiste van lid 2 is voldaan blijkens een tussentijdse vermogensopstelling. Deze heeft betrekking op de stand van het vermogen

op ten vroegste de eerste dag van de derde maand vóór de maand waarin het besluit tot uitkering van interim-dividend wordt bekend gemaakt. Zij wordt opgemaakt met inachtneming van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden. In de vermogensopstelling worden opgenomen de krachtens de wet of de statuten te reserveren bedragen. Zij wordt ondertekend door de leden van de raad van bestuur; ontbreekt de handtekening van een of meer leden, dan wordt daarvan onder opgave van reden melding gemaakt. De vermogensopstelling wordt binnen acht dagen na de dag waarop het besluit tot uitkering wordt bekend gemaakt, ten kantore van het handelsregister neergelegd.

5. Indien over enig jaar verlies is geleden wordt over dat jaar geen dividend op aandelen uitgekeerd. Ook in de volgende jaren kan eerst uitkering van dividend op aandelen plaats hebben nadat het verlies door winst is goedgemaakt. De algemene vergadering kan echter op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen besluiten zulk een verlies te delgen ten laste van het uitkeerbaar deel van het eigen vermogen.

Artikel 34. Uitkeringen in aandelen en ten laste van de reserves.

1. De algemene vergadering kan op voorstel van de raad van bestuur, welk voorstel dient te zijn goedgekeurd door de raad van commissarissen, besluiten dat een uitkering van dividend op aandelen geheel of ten dele plaatsvindt niet in geld doch in aandelen in de vennootschap.
2. De algemene vergadering kan op voorstel van de raad van bestuur, welk voorstel dient te zijn goedgekeurd door de raad van commissarissen, besluiten tot uitkeringen aan houders van aandelen ten laste van een of meer reserves die niet volgens de wet of de statuten moeten worden aangehouden. Het bepaalde in het voorgaande lid is van overeenkomstige toepassing.
3. Het bepaalde in de leden 2, 3 en 4 van artikel 33 is op de in dit artikel geregelde uitkeringen toepasselijk.

Artikel 35. Betaalbaarstelling.

1. De betaalbaarstelling van dividenden en andere uitkeringen wordt aangekondigd overeenkomstig artikel 44.
2. De vordering van de aandeelhouders tot uitkering van dividend verjaart door een tijdsverloop van vijf jaren.

HOOFDSTUK XI

Algemene vergaderingen van aandeelhouders.

Artikel 36. Jaarvergadering.

1. Jaarlijks, uiterlijk in de maand juni, wordt de jaarvergadering gehouden.
2. De agenda van die vergadering vermeldt onder meer de volgende punten ter behandeling:
   a. het jaarverslag;
   b. vaststelling van de jaarrekening;
   c. vaststelling dividend;
   d. décharge van de leden van de raad van bestuur;
   e. décharge van de leden van de raad van commissarissen;
   f. voorziening in eventuele vacatures;
   g. andere voorstellen door de raad van commissarissen of de raad van bestuur aan de orde gesteld, zoals inzake aanwijzing van een orgaan dat bevoegd is tot uitgifte van aandelen en inzake machtiging van de raad van bestuur tot het doen verkrijgen van eigen aandelen door de vennootschap, onverminderd het bepaalde in artikel 38 lid 6.

Artikel 37. Andere vergaderingen.

Andere algemene vergaderingen van aandeelhouders worden gehouden zo dikwijls de raad van bestuur of de raad van commissarissen zulks noodzakelijk acht, onverminderd het bepaalde in de artikelen 110, 111 en 112, Boek 2 van het Burgerlijk Wetboek.

Artikel 38. Oproeping. Agenda.

1. De algemene vergaderingen van aandeelhouders worden door de raad van commissarissen of de raad van bestuur bijeengeroepen.
2. De oproeping geschiedt niet later dan op de vijftiende dag vóór die van de vergadering.
3. Bij de oproeping worden de te behandelen onderwerpen vermeld of wordt meegedeeld dat de aandeelhouders er van kunnen kennis nemen ten kantore van de vennootschap en te Amsterdam ter plaatse bij de oproeping te vermelden, onverminderd het bepaalde in artikel 13 lid 6 en in artikel 45 lid 2.
4. In de oproeping wordt melding gemaakt van het vereiste voor toegang tot de vergadering als omschreven in artikel 42.
5. De oproeping geschiedt op de wijze vermeld in artikel 44.
6. Een onderwerp, waarvan de behandeling schriftelijk is verzocht door een of meer aandeelhouders die daartoe krachtens de volgende zin gerechtigd zijn, wordt opgenomen in

de oproeping of op dezelfde wijze aangekondigd indien de vennootschap het verzoek niet later dan op de zestigste dag voor die van de vergadering heeft ontvangen en mits geen zwaarwichtig belang van de vennootschap zich daartegen verzet.

Om behandeling kan worden verzocht door een of meer aandeelhouders die alleen of gezamenlijk ten minste één procent (1%) van het geplaatste kapitaal vertegenwoordigen of volgens de Officiële Prijscourant van Euronext Amsterdam N.V. ten minste een waarde vertegenwoordigen van vijftig miljoen euro (EUR 50.000.000,--).

Artikel 39. Plaats van de vergaderingen.

De algemene vergaderingen van aandeelhouders worden gehouden te Amsterdam.

Artikel 40. Voorzitterschap.

1. De algemene vergaderingen van aandeelhouders worden geleid door de voorzitter van de raad van commissarissen en bij diens afwezigheid door de commissaris die aangewezen is als zijn plaatsvervanger. Bij afwezigheid ook van laatstgenoemde wijzen de aanwezige commissarissen uit hun midden een voorzitter aan. De raad van commissarissen kan voor een algemene vergadering van aandeelhouders een andere voorzitter aanwijzen.
2. Indien niet volgens lid 1 in het voorzitterschap van een vergadering is voorzien, wijst de vergadering zelf een voorzitter aan. Tot dat ogenblik wordt het voorzitterschap waargenomen door een door de raad van bestuur aan te wijzen lid van de raad van bestuur.

Artikel 41. Notulen. Aantekeningen.

1. Van het verhandelde in elke algemene vergadering van aandeelhouders worden notulen gehouden door een secretaris die door de voorzitter wordt aangewezen. De notulen worden vastgesteld door de voorzitter en de secretaris en ten blijke daarvan door hen getekend.
2. De raad van commissarissen of de voorzitter kan bepalen dat van het verhandelde een notarieel proces-verbaal van vergadering wordt opgemaakt. Het proces-verbaal wordt door de voorzitter mede-ondertekend.
3. De raad van bestuur houdt van de genomen besluiten aantekening. Indien de raad van bestuur niet ter vergadering is vertegenwoordigd wordt door of namens de voorzitter van de vergadering een afschrift van de genomen besluiten zo spoedig mogelijk na de vergadering aan de raad van bestuur verstrekt. De aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders.

   Aan ieder van dezen wordt desgevraagd een afschrift of uittreksel van deze aantekenin-

gen verstrekt tegen ten hoogste de kostprijs.

Artikel 42. Vergaderrechten. Toegang.

1. Iedere stemgerechtigde aandeelhouder en iedere vruchtgebruiker of pandhouder van aandelen aan wie het stemrecht toekomt is bevoegd de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en het stemrecht uit te oefenen. Indien het betreft aandelen op naam moet van het voornemen de vergadering bij te wonen de raad van bestuur schriftelijk in kennis worden gesteld. Deze kennisgeving moet uiterlijk op de bij de oproeping te vermelden dag door de raad van bestuur zijn ontvangen.
2. De vergaderrechten volgens lid 1 kunnen worden uitgeoefend bij een schriftelijk gevolmachtigde, mits indien het betreft aandelen op naam, uiterlijk op de bij de oproeping te vermelden dag de volmacht door de raad van bestuur is ontvangen.
3. Indien het stemrecht op een aandeel aan de vruchtgebruiker of de pandhouder toekomt in plaats van aan de aandeelhouder, is de aandeelhouder eveneens bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren, mits indien het betreft aandelen op naam, van het voornemen de vergadering bij te wonen de raad van bestuur overeenkomstig lid 1 is in kennis gesteld. Lid 2 is van overeenkomstige toepassing.
4. Wat betreft het stemrecht en/of vergaderrecht zal de vennootschap met overeenkomstige toepassing van het bepaalde in de artikelen 88 en 89, Boek 2 van het Burgerlijk Wetboek tevens als aandeelhouder beschouwen degene genoemd in een schriftelijke verklaring van een Necigef-deelnemer inhoudende dat de in die verklaring genoemde hoeveelheid aandelen aan toonder behoort tot zijn verzameldepot en dat de in de verklaring genoemde persoon tot de genoemde hoeveelheid aandelen aan toonder deelgenoot in dat verzameldepot is en tot na de vergadering zal blijven, mits de desbetreffende verklaring tijdig ter plaatse in de oproeping te vermelden is gedeponeerd, zulks tegen ontvangstbewijs, hetwelk als toegangsbewijs voor de vergadering strekt. In de oproeping tot de vergadering zal worden vermeld de dag waarop zulks uiterlijk moet geschieden.
5. De bij de oproeping te vermelden dag bedoeld in de leden 1, 2 en 4 kan niet vroeger worden gesteld dan op de zevende dag vóór die van de vergadering.
6. De raad van bestuur is voor onbepaalde tijd gemachtigd een dag van registratie te bepalen als bedoeld in artikel 119, Boek 2 van het Burgerlijk Wetboek. Indien van deze machtiging gebruik wordt gemaakt is mede van toepassing het bepaalde in lid 3 van ge-

noemd wetsartikel, ook indien bij de toepassing daarvan – mits met inachtneming van genoemd wetsartikel – van het bepaalde in deze statuten wordt afgeweken.

7. Ieder aandeel geeft recht het op het uitbrengen van één stem.
8. Iedere stemgerechtigde of zijn vertegenwoordiger moet de presentielijst tekenen.
9. De leden van de raad van commissarissen en de leden van de raad van bestuur hebben als zodanig in de algemene vergadering van aandeelhouders een raadgevende stem.
10. Omtrent toelating van andere dan de hiervoor in dit artikel genoemde personen beslist de voorzitter.

Artikel 43. Stemmingen.

1. Voor zover de wet of de statuten geen grotere meerderheid voorschrijven worden alle besluiten genomen met volstrekte meerderheid van de uitgebrachte stemmen.
2. Indien bij een verkiezing van personen niemand de volstrekte meerderheid heeft verkregen, heeft een tweede vrije stemming plaats.

   Heeft alsdan wederom niemand de volstrekte meerderheid verkregen, dan vinden herstemmingen plaats, totdat hetzij één persoon de volstrekte meerderheid heeft verkregen, hetzij tussen twee personen is gestemd en de stemmen staken.

   Bij gemelde herstemmingen (waaronder niet begrepen de tweede vrije stemming) wordt telkens gestemd tussen de personen op wie bij de voorafgaande stemming is gestemd, evenwel uitgezonderd de persoon, op wie bij de voorafgaande stemming, het geringste aantal stemmen is uitgebracht.

   Is bij de voorafgaande stemming het geringste aantal stemmen op meer dan één persoon uitgebracht, dan wordt door loting uitgemaakt op wie van die personen bij de nieuwe stemming geen stemmen meer kunnen worden uitgebracht.

   Ingeval bij een stemming tussen twee personen de stemmen staken, beslist het lot wie van beiden is gekozen, behoudens het bepaalde bij het volgende lid.
3. Indien de stemmen staken bij een verkiezing uit een bindende voordracht, is hij gekozen die op de voordracht de eerste plaats inneemt.
4. Staken de stemmen bij een andere stemming dan een verkiezing van personen, dan is het voorstel verworpen.
5. Alle stemmingen geschieden mondeling. Echter de voorzitter kan bepalen dat de stemmen schriftelijk dan wel, op een door hem te bepalen wijze, elektronisch worden uitgebracht. Schriftelijke stemming geschiedt bij gesloten, ongetekende stembriefjes.
6. Blanco stemmen en stemmen van onwaarde gelden als niet uitgebracht.

7. Stemming bij acclamatie is mogelijk wanneer niemand van de aanwezige stemgerechtigden zich daartegen verzet.
8. Het ter vergadering uitgesproken oordeel van de voorzitter omtrent de uitslag van een stemming is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit voor zover gestemd werd over een niet schriftelijk vastgelegd voorstel. Wordt echter onmiddellijk na het uitspreken van dat oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats wanneer de meerderheid van de aanwezige stemgerechtigden, of indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

HOOFDSTUK XII

Oproepingen en kennisgevingen.

Artikel 44.

Alle oproepingen voor de algemene vergaderingen van aandeelhouders en alle kennisgevingen aan aandeelhouders geschieden door aankondiging in een landelijk verspreid dagblad en in de Officiële Prijscourant.

HOOFDSTUK XIII

Statutenwijziging. Ontbinding. Fusie. Splitsing.

Artikel 45. Statutenwijziging. Ontbinding. Fusie. Splitsing.

1. Een besluit tot wijziging van de statuten of tot ontbinding van de vennootschap of tot juridische fusie of juridische splitsing kan door de algemene vergadering slechts worden genomen op een door de raad van commissarissen goedgekeurd voorstel van de raad van bestuur. Tot een wijziging van de statuten of tot ontbinding van de vennootschap of tot juridische fusie of juridische splitsing anders dan op een door de raad van commissarissen goedgekeurd voorstel van de raad van bestuur kan de algemene vergadering slechts besluiten met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.
2. Wanneer aan de algemene vergadering een voorstel tot statutenwijziging of tot ontbinding van de vennootschap wordt gedaan, moet zulks steeds bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld, en moet, indien het een statutenwijziging betreft, tegelijkertijd een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap alsook te Amsterdam ter plaatse bij de oproeping te bepalen ter inzage worden gelegd voor aan-

deelhouders, tot de afloop van de vergadering.

Artikel 46. Vereffening.

1. Ingeval van ontbinding van de vennootschap krachtens besluit van de algemene vergadering zijn de leden van de raad van bestuur belast met de vereffening van de zaken van de vennootschap en de raad van commissarissen met het toezicht daarop.
2. Gedurende de vereffening blijven de bepalingen van de statuten voor zover mogelijk van kracht.
3. Hetgeen na voldoening van de schulden is overgebleven wordt overgedragen aan de aandeelhouders naar evenredigheid van het bedrag van ieders aandelen.
4. Op de vereffening zijn voor het overige de bepalingen van Titel 1, Boek 2 van het Burgerlijk Wetboek van toepassing.

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